Exhibit 99.1

EXECUTION VERSION
VESSEL PURCHASE AGREEMENT

by and among

STAR BULK CARRIERS CORP.

EXCEL MARITIME CARRIERS LTD.

 and
CHRISTINE SHIPCO HOLDINGS CORP.
______________________________

Dated as of August 19, 2014

______________________________

Annexes
A                          Vessels and Ownership
B                          Chartered Vessels
C                          Additional MOA-related Provisions
D                          Allocation of Share Consideration and Cash Consideration

Exhibits

1                          Form of Memorandum of Agreement
2                          Form of Amended Registration Rights Agreement
3                          Form of Delivery Schedule
4                          Form of Assignment and Assumption Agreement

VESSEL PURCHASE AGREEMENT
VESSEL PURCHASE AGREEMENT, dated as of August 19, 2014 (this "Agreement"), by and among Star Bulk Carriers Corp., a Marshall Islands corporation (the "Buyer"), Excel Maritime Carriers Ltd., a company incorporated under the laws of Liberia (the "Seller"), and Christine Shipco Holdings Corp., a Marshall Islands corporation ("Christine").
RECITALS
WHEREAS, the Seller is the owner, directly or indirectly, of 100% of the issued and outstanding equity interests of the entities set forth on Annex A under the heading "Vessel Owner" (such interests, the "Seller SPV Interests," and such entities, the "Seller SPVs"), each of which owns the vessel set forth adjacent to the name of such Seller SPV on Annex A (collectively, the "Vessels");
WHEREAS, the Seller is the owner of 100% of the issued and outstanding equity interests of the entities set forth on Annex B under the heading "Chartered Vessel Owner" (such interests, the "Chartered SPV Interests," and such entities, the "Chartered Seller SPVs"), each of which owns the vessel set forth opposite the name of such Chartered Seller SPV on Annex B (collectively, the "Chartered SPV Vessels");
WHEREAS, Christine is the owner of 100% of the issued and outstanding equity interests of the entity set forth on Annex B under the heading "Joint Venture" (such interests, the "Joint Venture Interests", and together with the Chartered SPV Interests, the "Chartered Securities," and such entity, the "Joint Venture", and together with the Chartered Seller SPVs, the "Chartered Companies"), which owns the vessel set forth opposite the name of such entity on Annex B (the "Joint Venture Vessel" and, together with the Chartered SPV Vessels, the "Chartered Vessels"); and
WHEREAS, the Seller wishes to sell, transfer, convey and assign to the Buyer, and the Buyer wishes to purchase from the Seller, each of the Vessels and the Chartered Securities (or, alternatively, the Chartered Vessels) upon the terms and subject to the conditions of this Agreement.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE 1

DEFINITIONS
1.1            Defined Terms.
(a)            For purposes of this Agreement, the following terms shall have the respective meanings set forth in this Section 1.1 (such definitions to be equally applicable to both the singular and plural forms of the terms herein defined):

"Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. The term "control" (including, with correlative meaning, the terms "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract or otherwise. Notwithstanding the foregoing, (i) in no event shall the Seller or its Subsidiaries be deemed an Affiliate of the Buyer or its Subsidiaries and (ii) an Affiliate of the Seller, the Buyer or their respective Subsidiaries shall not include any portfolio company of any investment fund or other investment entity that is under common control or management with the Seller or the Buyer, as applicable.
"Amended Registration Rights Agreement" means Amendment No. 1 to Amended and Restated Registration Rights Agreement to be entered into by the Buyer, the Seller and the other parties thereto at the initial Closing, in substantially the form set forth on Exhibit 2.
"Ancillary Agreements" means, collectively, (i) the MOAs, (ii) the Amended Registration Rights Agreement, (iii) the Assignment Agreements and (iv) any other agreements required to be executed and delivered by the Buyer or its Subsidiaries, on the one hand, and the Seller or its Subsidiaries, on the other hand, pursuant to this Agreement.
"Assumed Liability" shall, with respect to each of the Chartered Companies, have the meaning ascribed to such term in the Assignment Agreement applicable to such Chartered Company.
"Business Day" means a day other than Saturday, Sunday or any day on which banks located in New York, New York or Athens, Greece are authorized or obligated by Law to close.
"Buyer Borrower" means Unity Holding LLC, a Marshall Islands limited liability company and a wholly-owned Subsidiary of the Buyer.
"Buyer Credit Agreement" means that certain Senior Secured Credit Facility, dated as of the date hereof, among the Buyer Borrower, as Borrower, the initial lenders named therein, the other lenders from time to time party thereto and Wilmington Trust, National Association, as administrative agent for such lenders.
"Buyer Shares" means the shares of common stock, par value $0.01 per share, of the Buyer.
"Buyer SPV" means a wholly-owned Subsidiary of the Buyer Borrower to be formed for the purpose of acquiring and holding ownership interests in a Vessel.
"Buyer Stock Volume-Weighted Average Price" means, for any day, the average of the volume weighted average price per share of Buyer Shares on Nasdaq (as reported on Bloomberg or, if not reported thereby, another alternative source as reasonably agreed by Buyer and the Seller) for the five (5) consecutive trading days ending on and including the date hereof.
"Capital Stock" means: (i) any shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, (ii) any ownership interests in a Person other than a corporation, including membership interests, partnership interests, joint venture interests and beneficial interests, and (iii) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any preemptive or similar rights), calls or other rights of any nature to purchase or acquire any of the foregoing.
"Cash Consideration" means, with respect to a Vessel or Chartered Company, the amount of cash opposite the name of such Vessel or Chartered Company on Annex D.
"Code" means the Internal Revenue Code of 1986.
"Environmental Laws" means applicable Laws, any agreement with any Governmental Body and Maritime Guidelines, in each case, relating to human health and safety, the environment or pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.
"Exchange Act" means the Securities Exchange Act of 1934.
"Final Closing" means that Closing as a result of which all Vessel Deliveries and Chartered Company Sales have been either (i) consummated pursuant to this Agreement and the applicable MOA or (ii) terminated pursuant to Section 10.1. The date upon which the Final Closing occurs is referred to herein as the "Final Closing Date."
"GAAP" means generally accepted accounting principles in the United States, consistently applied.
"Governmental Authorizations" means all licenses, permits (including construction permits), certificates, waivers, consents, franchises, accreditations, exemptions, variances, easements, expirations and terminations of any waiting period requirements and other authorizations and approvals from any Governmental Body.
"Governmental Body" means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States (including the Marshall Islands), international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization, including Nasdaq, or any arbitral body.

"Joint Venture Agreement" means that certain Limited Liability Company Agreement dated March 30, 2007, as amended, of the Joint Venture.
"Joint Venture Credit Agreement" means that certain Loan Agreement dated April 26, 2010 between the Joint Venture and DVB Bank SE, as supplemented and amended.
"Knowledge" (i) of the Seller or any Chartered Company means the knowledge of Pavlos Kanellopoulos and Kostas Koutsoubelis and (ii) of the Buyer means the knowledge of Hamish Norton, Simos Spyrou, Christos Begleris, Georgia Mastagaki and Sophia Damigou.
"Lien" means, with respect to any property or asset, any mortgage, lien (including any maritime lien), pledge, hypothecation, charge (whether fixed or floating), assignment, deed of trust, security interest, infringement, interference, right of first refusal, right of first offer, preemptive right, option, community property right, claim or other encumbrance of any kind in respect of such property or asset.
"Maritime Guidelines" means any United States, international or non-United States (including the Marshall Islands) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to any Vessel or Chartered Vessel, and to which a Vessel or Chartered Vessel is subject and required to comply with, imposed, published or promulgated by any relevant Governmental Body, the International Maritime Organization, such Vessel's or Chartered Vessel's classification society or the insurer(s) of such Vessel or Chartered Vessel.
"MOA" means a memorandum of agreement to be entered into between a Buyer SPV, on the one hand, and a Seller SPV, on the other hand, in substantially the form set forth on Exhibit 1.
"Nasdaq" means the NASDAQ Stock Market LLC.
"Organizational Documents" means, with respect to any Person that is not a natural person, the documents by which such Person establishes its legal existence or which govern its internal affairs, including such Person's charter, certificate or articles of incorporation or formation, bylaws, memorandum and articles of association, operating agreement, limited liability company agreement, partnership agreement, limited partnership agreement, limited liability partnership agreement or other constituent or organizational documents of such Person.
"Permitted Liens" means all (a) transfer restrictions pursuant to applicable securities Laws, (b) Liens pursuant to the Seller Credit Agreement, (c) in the case of the Joint Venture Interests, Liens pursuant to the Joint Venture Credit Agreement, (d) in the case of the Chartered Securities, Liens pursuant to the Buyer Credit Agreement or any other Liens created by the Buyer or its Affiliates, (e) transfer restrictions pursuant to this Agreement and (f) Liens on Vessels for crews' wages and salvage, for claims covered by insurance, and for maritime liens arising in the ordinary course of business and not more than sixty (60) days past due.

"Person" means an individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated association or other entity or organization, including a Governmental Body.
"Retained Assets" shall, with respect to each of the Chartered Companies, have the meaning ascribed to such term in the Assignment Agreement applicable to such Chartered Company.
"Retained Liabilities" shall, with respect to each of the Chartered Companies, have the meaning ascribed to such term in the Assignment Agreement applicable to such Chartered Company.
"SEC" means the United States Securities and Exchange Commission.
"Securities Act" means the Securities Act of 1933.
"Seller Credit Agreement" means that certain Amended and Restated Senior Secured Credit Facility, dated as of February 14, 2014, among the Seller, as Borrower, the initial lenders named therein, the other lenders from time to time party thereto and Wilmington Trust (London) Limited, as administrative agent for such lenders, as amended by that Amendment No. 1 thereto, dated as of the date hereof.
"Share Consideration" means, with respect to a Vessel or a Chartered Company, the number of Buyer Shares set forth opposite the name of such Vessel or Chartered Company on Annex D.
"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.
"Taxes" means all federal, state, local and foreign income, profits, tonnage (including under Greek Law), franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a tax return), including all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.
 "Total Loss" means, with respect to a Chartered Vessel, an actual, constructive or compromised total loss of such Chartered Vessel.
"Trading Day" means any day on which Nasdaq is open for business.

(b)            The following capitalized terms are defined in the following Sections of this Agreement:
Term	Section
Agreement	Preamble
Assignment Agreement	2.3(c)(ii)
Buyer	Preamble
Buyer Disclosure Letter	5
Buyer Fundamental Representations	9.1
Buyer Indemnified Persons	9.2
Buyer Material Adverse Effect	5.6
Buyer Preferred Stock	5.3(a)
Buyer SEC Documents	5.4(a)
Cap	9.4(a)
Chartered Companies	Recitals
Chartered Company Sale	2.1(b)
Chartered Securities	Recitals
Chartered Seller SPVs	Recitals
Chartered SPV Interests	Recitals
Chartered SPV Vessels	Recitals
Chartered Vessels	Recitals
Christine	Preamble
Closing	2.2(a)
Closing Date	2.2(a)
Confidentiality Agreement	6.2
Contracts	4.6
Damages	9.2
Deemed Liquidation	6.9(b)(ii)(E)
Delivery Schedule	2.2(b)
Excel Holding	6.9(b)(ii)(B)
Indemnified Person	9.3
Indemnified Persons	9.3
Internal Controls	5.4(e)
Joint Venture	Recitals
Joint Venture Interests	Recitals
Joint Venture Vessel	Recitals
Laws	3.2(b)(v)
Orders	3.2(b)(v)
Other Property	2.4
Outside Date	10.1(f)
Plan	6.9(b)(ii)(E)
Pre-Closing Insurance Coverage	9.4(c)
Release Documents	6.3
Reorganization	6.9(b)(i)
Seller	Preamble
Seller Disclosure Information	4.8
Seller Disclosure Letter	3

Term	Section
Seller Fundamental Representations	9.1
Seller Indemnified Persons,	9.3
Seller SPV Interests	Recitals
Seller SPVs	Recitals
Subject Shares	2.5(b)
Subsidiary Fundamental Representations	9.1
Survival Date	9.1
Third-Party Claims	9.5(a)(i)
Transfer	2.5(a)
Transfer Taxes	6.9(a)
Vessel Delivery	2.1(a)
Vessels	Recitals

ARTICLE 2

TRANSACTIONS; CLOSING
2.1            Purchase and Sale.
(a)            Vessel Deliveries. With respect to each Vessel, the Seller shall cause the Seller SPV set forth adjacent to the name of such Vessel on Annex A (or the successor thereto) to, and the Buyer shall cause a Buyer SPV formed and designated by the Buyer to, execute and deliver an MOA with respect to such Vessel as promptly as practicable after the date hereof. At each Closing with respect to a Vessel pursuant to Section 2.2, the Seller shall cause the Seller SPV set forth adjacent to the name of such Vessel on Annex A (or the successor thereto) to sell, transfer, convey, assign and deliver to the applicable Buyer SPV, and the Buyer shall cause such Buyer SPV to accept and assume from such Seller SPV, all of such Seller SPV's respective right, title and interest in such Vessel, free and clear of all cargo, charters, taxes, debts and Liens (other than Liens pursuant to the Buyer Credit Agreement or any other Liens created by the Buyer or its Affiliates and any transfer restrictions pursuant to this Agreement), on the terms and subject to the conditions set forth in the applicable MOA (each, a "Vessel Delivery").
(b)            Chartered Company Sale. At each Closing with respect to a Chartered Company pursuant to Section 2.2, the Seller shall sell, transfer, convey, assign and deliver, or shall cause to be sold, transferred, conveyed, assigned and delivered, to the Buyer Borrower, and the Buyer shall cause the Buyer Borrower to purchase from the Seller, free and clear of all Liens (other than restrictions on transfer under applicable securities Laws, Liens pursuant to the Buyer Credit Agreement or any other Liens created by the Buyer or its Affiliates and transfer restrictions pursuant to this Agreement), the Chartered Securities of such Chartered Company (the "Chartered Company Sale"). Notwithstanding the foregoing, the Buyer and the Seller may mutually agree, prior to the anticipated Closing of the applicable Chartered Company Sale, to cause a Buyer SPV to directly acquire a Chartered Vessel, in which case such Chartered Vessel shall be deemed a "Vessel," the Chartered Seller SPV that owns such Chartered Vessel a "Seller SPV" and the sale of such Chartered Vessel a "Vessel Delivery" for purposes of this Agreement in all respects and shall be transferred to the applicable Buyer SPV on the terms and subject to the conditions applicable to Vessels hereunder.
2.2            Closings.
(a)            The closing of each Vessel Delivery or Chartered Company Sale (each a "Closing") shall take place (a) in the case of a Vessel Delivery, at the time and place specified in the applicable MOA, subject to the satisfaction or waiver of the conditions set forth in Section 6.9(b)(ii), Article 7, and Article 8 (other than those conditions that will be satisfied at the applicable Closing, but subject to the satisfaction or waiver of such conditions at such Closing), (b) in the case of the Chartered Company Sale of the Joint Venture Interests, on October 31, 2014, subject to the satisfaction or waiver of the conditions set forth in Section 6.9(b)(ii), Article 7, and Article 8 (other than those conditions that will be satisfied at the applicable Closing, but subject to the satisfaction or waiver of such conditions at such Closing), or at such other place, at such other time or on such other date as the Buyer and the Seller may mutually agree in writing, and (c) in the case of a Chartered Company Sale involving the sale of any Chartered SPV Interests, the Closing shall not take place until the earlier of (i) the Outside Date and (ii) the date on which all Vessel Deliveries have been either (x) consummated pursuant to this Agreement and the applicable MOAs or (y) terminated pursuant to Section 10.1, subject to the satisfaction or waiver of the conditions set forth in Section 6.9(b)(ii), Article 7, and Article 8 (other than these conditions that will be satisfied at the applicable Closing, but subject to the satisfaction or waiver of such conditions at such Closing); provided that, in the case of (b) and (c) above, the parties shall coordinate and cooperate fully with the other party to have such sale occur during a ballast leg of the applicable Chartered Vessel or in port, cargo free, at a time and place of delivery specified by Seller; provided Seller compensates Buyer at Closing for any such delay beyond October 31, 2014, in the case of the Joint Venture Interests, and beyond December 31, 2014, in the case of Chartered SPV Interests, and Buyer compensates Seller at Closing for any such period prior to October 31, 2014, in the case of the Joint Venture Interests, and December 31, 2014, in the case of Chartered SPV Interests, in an amount equal to (I) the gross revenues earned by the Chartered Vessel from the voyage allocable to each day prior to (in the event Buyer is compensating) or after (in the event Seller is compensating) October 31, 2014 or December 31, 2014, as applicable, if any, less (II) the Chartered Vessel operating expenses so allocable to each such day of early delivery or delay, as applicable. The date upon which a Closing occurs is referred to herein as a "Closing Date". Each of the parties hereto acknowledges and agrees to treat any and all compensation pursuant to the previous proviso as an adjustment to the consideration received hereunder by Seller. Unless the Buyer and Seller otherwise mutually agree in writing, each Closing shall take place on a Business Day and a time during normal banking hours in New York, NY, but shall be deemed to have occurred as of 12:00:01 a.m. local time in New York, NY on the Closing Date.
(b)            In specifying the time and place of delivery in the MOA for each of the Vessels and for the time of the Closing of the sale and purchase of the

Chartered Securities of each Chartered Company, the parties shall coordinate and cooperate fully with the other party hereto in exchanging such information and providing such assistance as the other party hereto may reasonably request in connection with promptly seeking to complete the Vessel Deliveries and Chartered Company Sales. Further, the parties agree to act commercially and reasonably and to coordinate and cooperate fully with the other party, after taking into account port of lading, port of discharge, any applicable charter, cost of anchorage, cost of bunkers, lubricating and hydraulic oils and greases, nearest port of convenience and any other reasonable cost or operational consideration, in specifying the time and place of delivery to be specified in the MOA for each Vessel. The parties have agreed upon the initial proposed general delivery schedule attached hereto as Exhibit 3 (the "Delivery Schedule") setting forth expected times and places where each of the Vessels and Chartered Vessels are to be delivered hereunder. As frequently as is practical between the date hereof and the Final Closing Date, the parties will, acting in good faith as provided herein, agree upon updated versions of Exhibit 3 reflecting more specific dates and delivery port locations. When specific delivery details for a particular Vessel are set by Seller in substantial accordance with the most recently agreed Delivery Schedule, the parties shall cause the relevant Seller SPV and Buyer SPV to execute and deliver an MOA reflecting such delivery terms and otherwise in the form contemplated hereby. If the Buyer SPV does not take delivery of the Vessel within the period or on the date specified in clause 5 of such MOA (when the Seller SPV is prepared to deliver it in compliance with the requirements of the MOA and absent any force majeure event preventing performance by the Buyer SPV), then the Buyer shall pay, for each day of delay in taking delivery, the following penalty amount in cash (for Handymax Vessels- $6,000 per day, for Panamax Vessels- $7,000 per day, for Kamsarmax Vessels- $8,000 per day, and for Capesize Vessels- $13,000 per day), with such penalty continuing for up to ten (10) days.  If Buyer SPV takes delivery on or before the last day of such ten (10)-day period in accordance with the terms of the MOA, such penalty amounts shall constitute liquidated damages. From and after such ten (10)-day period, in addition to any remedies at law or in equity, including, without limitation, any rights under Section 11.15, the Seller SPV shall have the right to cancel the MOA and seek damages for its losses, including incidental, consequential, special or indirect damages (but excluding punitive damages), including loss of future revenue or income, loss of business reputation or opportunity, or diminution of value, caused thereby in accordance with the provisions of the MOA and applicable Law. For the avoidance of doubt, unless the Seller SPV shall have exercised the right to cancel the MOA, the applicable Closing shall occur at the end of such ten (10)-day period in accordance with the terms of the MOA, notwithstanding the fact that Buyer shall have paid any penalty. Seller shall cause the Seller SPVs to deliver Notices of Readiness under the MOA with respect to no more than three (3) Vessel Deliveries and/or Chartered Company Sales per week (unless Buyer, in its sole discretion, agrees in writing to a greater number in any week).
(c)            Seller shall, and shall cause the Seller SPVs and the Chartered Seller SPVs and its and their respective officers, employees, advisers and other representatives to, use its commercially reasonable efforts to provide to Buyer and Buyer Borrower, at Buyer's sole cost and expense, all cooperation that is reasonably requested by Buyer or Buyer Borrower in connection with the Buyer Credit Agreement, including cooperating in satisfying the conditions precedent set forth in the Buyer Credit Agreement to the extent the satisfaction of any such conditions requires the cooperation of the Seller, such Seller SPV or such Chartered Seller SPV.
2.3            Deliveries Between Parties at each Closing.
(a)            Initial Closing. At the initial Closing, each party shall deliver, or cause to be delivered, to the other party, the Amended Registration Rights Agreement, duly executed by such party (and, in the case of the Buyer, the other shareholders of the Buyer that are party thereto).
(b)            Deliveries by the Buyer. At each Closing with respect to one or more Vessels and/or Chartered Companies (including the initial Closing), the Buyer shall:
(i)            (A) with respect to such Vessels, issue to the relevant Seller SPVs (or, if so instructed by such Seller SPVs, to the Seller) and, with respect to such Chartered Companies, issue to the Seller an aggregate number of Buyer Shares in book-entry form equal to the Share Consideration with respect to such Vessels and/or Chartered Companies and (B) with respect to such Vessels, pay or cause to be paid to the Seller SPVs (or, if so instructed by such Seller SPVs, to the Seller) and, with respect to such Chartered Companies, pay or cause to be paid to the Seller, by wire transfer of immediately available funds to one or more accounts designated in writing by the Seller, an aggregate amount equal to (x) (1) the Cash Consideration, minus (2) prepaid revenues, fees and any other amounts received by Seller or its Subsidiaries under charters received on account of periods on or after the Closing, and (y) any further amounts owed pursuant to the terms of the applicable MOA;
(ii)            cause the Buyer Borrower to request, pursuant to the Buyer Credit Agreement, a Term Loan (as defined in the Buyer Credit Agreement) to be made on such date in an amount equal to the aggregate amount set forth adjacent to the name of such Vessel and/or Chartered Company under the heading "Vessel Acquisition Financed Consideration" on Annex D;
(iii)            deliver, or cause to be delivered, to the Seller or its applicable Subsidiary any documents or instruments required to be delivered by the Buyer or its applicable Subsidiary pursuant to the MOA or the Organizational Documents of such applicable Seller SPV and/or Chartered Company, and any other documentation required (or reasonably requested by the Seller) in order to evidence and effect the transfer of such Vessels and/or Chartered Companies (it being understood that such instruments shall not require the Buyer, any of its Subsidiaries or any other Person to make any representations, warranties, covenants or agreements not expressly set forth in this Agreement or the MOAs); and
(iv)            deliver, or cause to be delivered, to the Seller or its applicable Subsidiary a duly executed copy of the agreements specified in Section 6.8(c).

(c)            Deliveries by the Seller. At each Closing with respect to one or more Vessels and/or Chartered Companies (including the initial Closing), the Seller shall:
(i)            deliver, or cause to be delivered, to the Buyer the Release Documents with respect to such Vessels and/or Chartered Companies;
(ii)            in the case of a Chartered Company Sale, deliver, or cause to be delivered, to the Buyer (A) certificates (if any) representing the Chartered Securities, duly endorsed in blank or accompanied by stock powers duly executed in blank or other instruments of transfer, in proper form for transfer, (B) resignations from any and all officers, directors, managers or individuals holding similar offices or positions of each of the Chartered Seller SPVs, and (C) in respect of each Chartered Company, an assignment and assumption agreement duly executed by such Chartered Seller SPV and the Seller in substantially the form set forth on Exhibit 4 (each, an "Assignment Agreement"); and
(iii)            deliver, or cause to be delivered, to the Buyer or its applicable Subsidiary any documents or instruments required to be delivered by the Seller or its applicable Subsidiary pursuant to the MOA, Annex C hereto, or the Organizational Documents of such applicable Seller SPV and/or Chartered Company, and any other documentation required (or reasonably requested by the Buyer) in order to evidence and effect the transfer of such Vessels and/or Chartered Companies (it being understood that such instruments shall not require the Seller, any of its Subsidiaries or any other Person to make any representations, warranties, covenants or agreements not expressly set forth in this Agreement or the MOAs); and
(iv)            deliver, or cause to be delivered, to the Buyer or its applicable Subsidiary a duly executed copy of the agreements specified in Section 6.8(c).
2.4            Certain Adjustments. If, at any time during the period between the date of this Agreement and the Final Closing, any change in the number of outstanding Buyer Shares shall occur as a result of any stock split (including a reverse stock split) or combination, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for Buyer Shares) being declared with a record date during such period, then the Share Consideration and any other provisions under this Agreement that reference a fixed amount of Buyer Shares shall be equitably adjusted to reflect such change. In addition, if, at any time during the period between the date of this Agreement and the Final Closing, the Buyer shall reorganize or reclassify the Buyer Shares, or consolidate or merge with or into or dispose of substantially all of its assets to another Person (where the Buyer is not the surviving corporation or where there is a change in or distribution with respect to the Buyer Shares) and, pursuant to the terms of such transaction, shares of common stock of the successor or acquiring Person, or any cash, shares of Capital Stock or other securities or property of any nature whatsoever in addition to or in lieu of common stock of the successor or acquiring Person ("Other Property"), are to be received by or distributed to the holders of Buyer Shares, then this Agreement shall remain outstanding following such transaction and the Seller shall have the right thereafter to receive, with respect to the Share Consideration, the number of shares of common stock of the successor or acquiring Person and Other Property receivable upon or as a result of such reorganization, reclassification, merger or consolidation or disposition of assets by a holder of such Share Consideration immediately prior to such event. In the event of any such reorganization, reclassification, merger, consolidation or disposition of assets, the successor or acquiring Person (if other than the Buyer) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this Agreement to be performed and observed by the Buyer and all the obligations and liabilities hereunder, and the Share Consideration and provisions hereunder referencing Buyer Shares shall be equitably adjusted (as reasonably agreed by the Buyer and the Seller) to give effect to such transaction.
2.5            Retention of Buyer Shares.
(a)            Without the prior written consent of the Buyer (which consent may be withheld in its sole discretion), except as set forth in Section 2.5(c), the Seller will not, directly or indirectly, during the period beginning on the date hereof and ending on the Survival Date (i) offer, issue, assign, pledge, hypothecate, grant a security interest in, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer, encumber or dispose of any of the Subject Shares or (ii) enter into any swap or other agreement or arrangement (including a monetization arrangement or hedging or similar transaction) that transfers, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (i) or (ii) above (each, a "Transfer") is to be settled by delivery of Buyer Shares or other securities convertible into Buyer Shares, in cash or otherwise; provided, however, that, if at the Survival Date there is an outstanding claim for indemnification pursuant to Section 9.2, that has been asserted pursuant to a valid notice of claim delivered in good faith by the Buyer pursuant to Section 9.5 but which claim has not been satisfied by such date, a number of Subject Shares reasonably sufficient to satisfy such claim shall be retained by the Seller and remain subject to the restrictions of this Section 2.5 until such claim is resolved. It is understood that (A) any securities issued to the Seller upon any exchange, stock split, stock dividend, recapitalization or the like in respect of the Subject Shares shall be considered part of the "Subject Shares" and shall be subject to the terms of this Section 2.5 in the same manner, and shall be restricted for the same period, as the Subject Shares in respect of which they were issued and (B) the restrictions set forth in this Section 2.5 shall not apply to any Transfer of Buyer Shares owned by the Seller that is in excess of the Subject Shares.
(b)            As used herein, the "Subject Shares" shall mean, as of any date of determination, a number of Buyer Shares equal to (i) the excess of (x) (A) $2,500,000 multiplied by (B) (I) the aggregate value of the Cash Consideration and Share Consideration delivered at all Closings to such date over (II) the aggregate value of all Cash Consideration and Share Consideration being delivered hereunder over (y) the aggregate amount of any cash payments made by the Seller to a Buyer Indemnified

Person pursuant to Section 9.2 as of such date (ii) divided by the Buyer Stock Volume-Weighted Average Price as of the date hereof.
(c)            Notwithstanding anything to the contrary in this Section 2.5, the Seller shall be entitled to Transfer all or a portion of the Subject Shares without the Buyer's prior written consent if either:
(i)            the greater of (x) the net proceeds received upon the Transfer of such Subject Shares and (y) the Buyer Stock Volume-Weighted Average Price as of the date hereof multiplied by the number of such Subject Shares is placed by the Seller into an escrow account reasonably acceptable to the Buyer until the Survival Date to satisfy the Seller's indemnification obligations pursuant to Section 9.2; or
(ii)            the Seller causes to be delivered to the Buyer a guaranty of the Seller's indemnification obligations pursuant to Section 9.2 from a Person with liquidity characteristics and a net worth reasonably satisfactory to the Buyer, which guaranty shall be in form and substance reasonably satisfactory to the Buyer. Without limiting the generality of the foregoing, such prospective guarantor must own assets with liquidity characteristics that are the same or better than the liquidity characteristics of the Subject Shares. Substantially concurrently with the delivery of such guaranty, the parties hereto shall cause any amounts placed by the Seller into escrow pursuant to the preceding clause (i) to be released to the Seller.
(d)            The Seller hereby authorizes the Buyer and any duly appointed transfer agent to apply an appropriate legend to any certificates or book entries representing the Subject Shares to reflect the existence and general terms of this Section 2.5. The Seller also agrees and consents to the entry of stop transfer instructions with the Buyer's transfer agent against the transfer of any Subject Shares held by the Seller except in compliance with the restrictions contained herein. The Buyer, and any duly appointed transfer agent for the registration or transfer of the Subject Shares, is hereby authorized to decline to make or recognize any transfer of Subject Shares or other transaction relating to the Subject Shares if such transfer or transaction would constitute a violation or breach of this Section 2.5.
ARTICLE 3

REPRESENTATIONS AND WARRANTIES
OF THE SELLER AS TO ITSELF AND THE SECURITIES
Except as otherwise set forth in the Disclosure Letter which is being delivered by the Seller to the Buyer concurrently herewith (the "Seller Disclosure Letter"), the Seller represents and warrants to the Buyer as of the date hereof and as of each Closing; provided that any representation or warranty made as of a Closing shall only be with respect to the Seller and the Vessel or Chartered Security, as applicable, being transferred at the applicable Closing Date, as follows:

3.1            Title to Interests. The Seller owns the Chartered Securities and the Seller SPV Interests, which constitute all of the issued and outstanding Capital Stock of such entities, beneficially and of record, free and clear of any Liens, other than Permitted Liens. As of the applicable Closing Date, the Seller shall have full power and authority to convey, or cause to be conveyed, to the Buyer or its Subsidiaries good and valid title to the Chartered Securities, free and clear of any Liens, other than the exceptions set forth in clauses (a), (d) and (e) of the definition of Permitted Liens. The Seller has no other equity interests or rights to acquire equity interests in any Chartered Company.
3.2            Due Incorporation and Authority to Execute and Perform Agreement.
(a)            The Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of the Republic of Liberia, and has all requisite corporate power and authority to own, lease, license and operate its properties and to carry on its business as now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to (i) materially impair or delay the ability of the Seller or its Subsidiaries to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to which the Seller or its Subsidiaries are a party or (ii) be material to the Seller and its Subsidiaries, taken as a whole. The execution and delivery by the Seller and its Subsidiaries of this Agreement and the Ancillary Agreements to which the Seller or its Subsidiaries is a party, the performance by the Seller and its Subsidiaries of its obligations hereunder and thereunder and the consummation by the Seller and its Subsidiaries of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate (or equivalent) action on the part of the Seller or its Subsidiaries. Each of the Seller and its Subsidiaries has all necessary corporate (or equivalent) power and authority to enter into this Agreement and the Ancillary Agreements to which the Seller or its Subsidiaries is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Assuming due authorization, execution and delivery by the Buyer, its Subsidiaries and any other party thereto, other than the Seller and its Subsidiaries, this Agreement constitutes, and each Ancillary Agreement to which the Seller or its Subsidiaries is a party will constitute, upon execution and delivery, a legal, valid and binding obligation of the Seller or such Subsidiary, enforceable against the Seller or such Subsidiary in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws, Laws of general applicability relating to or affecting creditors' rights and general equity principles.
(b)            The execution and delivery by the Seller and its Subsidiaries of this Agreement and the Ancillary Agreements to which the Seller or its Subsidiaries is a party, the consummation by the Seller and its Subsidiaries of the transactions contemplated hereby and thereby and the performance by the Seller and its Subsidiaries of this Agreement and the Ancillary Agreements to which the Seller or its Subsidiaries is a party in accordance with their respective terms will not:

(i)            violate or conflict with the Organizational Documents of the Seller or its Subsidiaries;
(ii)            except as set forth in Section 3.2 of the Seller Disclosure Letter, require the Seller or its Subsidiaries to obtain any material consents, approvals, or authorizations of or any material actions by, or make any material filings with or give any material notices to, any Governmental Bodies or any other Person, other than compliance with any applicable requirements of the Securities Act, the Exchange Act, any other applicable U.S. state or federal securities Laws and the rules and requirements of Nasdaq;
(iii)            materially violate or result in the material breach of any of the terms and conditions of, cause the termination of or give any other contracting party the right to terminate, or constitute (or with notice or lapse of time, or both, constitute) a material default under, any contract, agreement, lease or license to which the Seller is a party or by or to which the Seller, its Subsidiaries, the Vessels, the Chartered Vessels or the Chartered Securities is or may be bound or subject;
(iv)            result in the creation of any Lien on the Vessels, the Chartered Vessels or the Chartered Securities, other than Permitted Liens (and upon consummation, only the Permitted Liens set forth in clauses (a), (d) and (e) of the definition of Permitted Liens); or
(v)            assuming the consents, approvals, authorizations, actions, filings and notices set forth in Section 3.2(b)(ii) are obtained and made, materially violate or result in the material breach of any material orders, judgments, injunctions, awards, decrees or writs (collectively, "Orders"), or any material applicable laws, statutes, regulations or other requirements (collectively, "Laws") of any Governmental Bodies applicable to the Seller or its Subsidiaries.
3.3            Brokers. None of the Seller or its Subsidiaries has paid or agreed to pay, or received any claim with respect to, any brokerage commission, finders' fee or similar compensation in connection with the transactions contemplated by this Agreement or the Ancillary Agreements.
3.4            Litigation. There is no claim, action, suit or legal proceeding pending or, to the Knowledge of the Seller, threatened against the Seller or any of its Subsidiaries by any Person not a party to this Agreement before any Governmental Body relating to any of the Vessels, the Chartered Vessels, the Chartered Companies (or any of their officers or directors) or the Chartered Securities that would materially and adversely affect the legality, validity or enforceability of this Agreement or the consummation of any the transactions contemplated hereby or which seeks to prevent the Seller or any of its Subsidiaries from consummating the transactions contemplated herein. Neither the Seller nor any of its Subsidiaries is subject to or bound by any outstanding Order that would materially and adversely affect the legality, validity or enforceability of this Agreement or any of the transactions contemplated hereby or which seeks to prevent the Seller or any of its Subsidiaries from consummating the transactions contemplated herein.

3.5            Investor Sophistication. The Seller acknowledges that the Buyer Shares to be received by the Seller as consideration under this Agreement have not been registered under the Securities Act or any state securities Laws and are being issued in reliance upon one or more exemptions contained in such acts (including the exemption afforded by Section 4(2) of the Securities Act) and that the Buyer's reliance upon such exemptions is based in part upon the representations and agreements made by the Seller herein. The Seller understands that the Buyer Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act and any applicable United States state securities laws, or pursuant to an applicable exemption therefrom. The Seller is receiving the Buyer Shares for its own account for the purpose of investment and, except for the transactions contemplated by the Amended Registration Rights Agreement and the distribution to Excel Holding and the members thereof, not with a view to or for sale in connection with a distribution. The Seller is not receiving the Buyer Shares and the Buyer Shares were not offered to the Seller by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (a) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (b) any seminar or meeting to which the Sellers were invited by any of the foregoing means of communications. Except for the transactions contemplated by the Amended Registration Rights Agreement and the distribution to Excel Holding and the members thereof, the Seller does not have an arrangement (whether or not legally binding) to effect any distribution of the Buyer Shares to or through any Person. The Seller acknowledges that it has received or has been given access to all information that it considers necessary or advisable to it to make an informed investment decision concerning the purchase of the Buyer Shares. The Seller represents and warrants that it has such knowledge and experience in financial and business matters, that it is capable of evaluating the merits and risks of investing in the Buyer Shares and that it is able to bear the economic risk of investing in such securities. The Seller has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its acquisition of the Buyer Shares. The Seller represents and warrants that it is an "Accredited Investor" as defined in Rule 501(a) of Regulation D under the Securities Act. The Seller is not required to be registered as a broker-dealer under Section 15 of the Exchange Act, and the Seller is not a broker-dealer.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLER AS TO THE
CHARTERED COMPANIES, THE SELLER SPVS AND THE VESSELS
Except as otherwise set forth in the Seller Disclosure Letter, the Seller or Christine, as applicable, represents and warrants to the Buyer as of the date hereof and as of each Closing; provided that any representation or warranty made as of a Closing shall only be with respect to the Seller SPV or Chartered Company, as applicable, and any respective Vessel or Chartered Security being transferred at the applicable Closing Date, as follows:

4.1            Due Organization. Each of the Chartered Companies and the Seller SPVs is an entity duly organized, validly existing and (to the extent the concept of good standing exists in the applicable jurisdiction) in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or other similar organizational power and authority to own, lease, license and operate its properties and to carry on its business as now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to (a) materially impair or delay the ability of the Seller or its Subsidiaries to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to which the Seller or its Subsidiaries are a party or (b) be material to the Seller and its Subsidiaries, taken as a whole. Each Chartered Seller SPV has elected to be, and is, treated as a disregarded entity for United States federal income tax purposes, and the Joint Venture has elected to be, and is, treated as a partnership for United States federal income tax purposes. True and correct copies of the Organizational Documents of each Chartered Company as in effect on the date of this Agreement have previously been made available to the Buyer.
4.2            Qualification. Each Chartered Company and Seller SPV is duly qualified or licensed to do business in all jurisdictions where such Chartered Company or Seller SPV currently conducts business that requires such qualification or licensing, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to (a) materially impair or delay the ability of the Seller or its Subsidiaries to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to which the Seller or its Subsidiaries are a party or (b) be material to the Seller and its Subsidiaries, taken as a whole.
4.3            Capitalization.
(a)            Section 4.3(a) of the Seller Disclosure Letter sets forth the authorized, issued and outstanding Capital Stock of each Chartered Company, together with its jurisdiction of organization and record and beneficial owner thereof. Other than as set forth in Section 4.3(a) of the Seller Disclosure Letter, (i) all of the outstanding Capital Stock of each Chartered Company is duly authorized and validly issued, free of any preemptive rights in respect thereto and, to the extent applicable, fully paid and nonassessable, (ii) no other class of Capital Stock of any Chartered Company is authorized, issued, reserved for issuance or outstanding, (iii) none of the Chartered Companies has or is bound by any outstanding subscriptions, options, warrants, convertible or exchangeable securities, calls, rights, commitments or agreements of any character requiring the issuance, delivery or sale of Capital Stock of the Chartered Company, (iv) none of the Chartered Companies is a party to or bound by any outstanding or authorized stock appreciation, phantom stock, profit participation or similar right with respect to the Capital Stock or voting interests in any of the Chartered Companies and (v) none of the Chartered Companies has any authorized or outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or that are convertible into, exchangeable for or evidencing the right to subscribe for or acquire securities having the right to vote) with the holders of Capital Stock of any Chartered Company on any matter.

(b)            The Chartered Companies do not directly or indirectly own any interest in any other Person.
(c)            The Seller has the authority to cause each Seller SPV to consummate the transactions contemplated by this Agreement and the Ancillary Agreements to which such Seller SPV is a party, and to cause such Seller SPV to perform the obligations of such Seller SPV under this Agreement and the Ancillary Agreements to which such Seller SPV is a party.
4.4            Chartered Companies. Immediately following the Closing of the sale of the Chartered Securities to the Buyer Borrower, (i) the relevant Chartered Company shall have no liabilities that have not been assumed by the Seller pursuant to an applicable Assignment Agreement, other than the Retained Liabilities, and (ii) the relevant Chartered Company shall have no assets that have not been transferred and assigned to the Seller pursuant to an applicable Assignment Agreement, other than the Retained Assets. The Chartered Companies have no (and at no time have ever had any) employees.
4.5            The Chartered Vessels. The Chartered Companies warrant that each Chartered Vessel, as of the applicable Closing Date, is free from all encumbrances, mortgages (other than the exceptions set forth in clauses (a), (d) and (e) of the definition of Permitted Liens) and maritime liens or any other liens, taxes, duties or any debts whatsoever, and is not subject to port state or other administrative detentions. The Seller and Christine hereby jointly and severally undertake to indemnify the Buyer Borrower against all consequences of claims known or unknown to the Chartered Companies made against a Chartered Vessel that have been incurred prior to the applicable Closing Date. Any dispute related to the provisions of this Section 4.5 shall be subject to arbitration pursuant to Clause 16(b) of the MOA which is incorporated herein by reference.

4.6            Contracts. Section 4.6 of the Seller Disclosure Letter lists all material written contracts, licenses, obligations, leases, agreements, commitments or the like to which any Chartered Company is a party ("Contracts"). Each Chartered Company has performed all material obligations required to be performed by it to date under each Contract to which it is a party. No Chartered Company is in material default under any Contract, nor does an event exist with respect to any of the Seller or its Subsidiaries which, with the giving of notice or lapse of time, or both, would constitute such a default. To the Knowledge of the Seller, all other parties to the Contracts are in compliance with the terms thereof. Each of the Contracts is in full force and effect and is enforceable against each party thereto in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or similar Laws, Laws of general applicability relating to or affecting creditors' rights and general equity principles.
4.7            Compliance with Laws; Governmental Authorizations

(a)            Each Chartered Company is, and since January 1, 2013 has been, in compliance with all Laws and Governmental Authorizations to which such entity, or any Chartered Vessel or other material asset, is subject (including Maritime Guidelines and labor, employment and Environmental Laws), except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to (a) materially impair or delay the ability of the Seller or its Subsidiaries to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to which the Seller or its Subsidiaries are a party or (b) be material to the Seller and its Subsidiaries, taken as a whole. In addition, there are no currently known conditions that would reasonably be expected to result in any material liability for any Chartered Company pursuant to any Environmental Law.
(b)            Each Chartered Company owns, holds, possesses or lawfully uses in the operation of its business all Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted in compliance, in all material respects, with all applicable Laws.
4.8            Disclosure. The information with respect to the Vessels, the Chartered Vessels, the Chartered Companies or the Chartered Securities that the Seller or any of its Subsidiaries supplies in writing to the Buyer specifically for use in the Buyer SEC Documents (the "Seller Disclosure Information"), at the time of the filing of such Buyer SEC Documents or any amendment or supplement thereto and at the time of any distribution or dissemination of such Buyer SEC Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
4.9            Exclusivity of Representations. The Seller has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Buyer, which investigation, review and analysis was done by the Seller and its representatives. In entering into this Agreement, the Seller acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any representations or opinions (whether written or oral) of the Buyer or its Affiliates (except the specific representations of the Buyer made in Article 5 or by each applicable Buyer SPV in the MOA). Except for the representations and warranties contained in Article 5, the representations and warranties of each applicable Buyer SPV in the MOA and the representations and warranties in the certificate delivered to the Seller hereto and thereto, the Seller acknowledges that (a) none of the Buyer or any other Person on behalf of the Buyer makes any other representation or warranty, express or implied, written or oral, at law or in equity, with respect to the Buyer or its business, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects, including with respect to (i) merchantability or fitness for any particular use or purpose or (ii) the probable success or profitability of the Buyer or the business thereof after the initial Closing, and (b) neither the Buyer nor any other Person will have or be subject to any liability or indemnification obligation to the Seller, its Subsidiaries or any other Person resulting from the distribution to the Seller or any other Person, or their use of, any information provided in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, including any information, documents, projections, forecasts or other material made available to them in certain "data rooms" or management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement or the Ancillary Agreements.
ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE BUYER
Except as otherwise set forth in the Disclosure Letter which is being delivered by the Buyer to the Seller concurrently herewith (the "Buyer Disclosure Letter"), or, other than with respect to the first three sentences of Section 5.3, accurately disclosed in any report, schedule, form or document filed with, or furnished to, the SEC by the Buyer and publicly available during the period beginning on or after January 1, 2013 and ending five (5) days prior to the date hereof (other than any risk factor disclosure or forward-looking statements included in such reports, schedules, forms or documents and any other disclosures included therein to the extent that such statements are cautionary, predictive or forward-looking in nature), the Buyer represents and warrants to the Seller as of the date hereof and as of each Closing as follows:
5.1            Due Incorporation and Authority. The Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of the Marshall Islands and has all requisite corporate power and authority to own, lease, license and operate its properties and to carry on its business as now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to (a) materially impair or delay the ability of the Buyer or its Subsidiaries to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to which the Buyer or its Subsidiaries are a party or (b) be material to the Buyer and its Subsidiaries, taken as a whole.
5.2            Authority to Execute and Perform Agreement.
(a)            The execution and delivery by the Buyer and its Subsidiaries of this Agreement and the Ancillary Agreements to which the Buyer or its Subsidiaries is a party, the performance by the Buyer and its Subsidiaries of its obligations hereunder and thereunder and the consummation by the Buyer and its Subsidiaries of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate (or equivalent) action on the part of the Buyer or its Subsidiaries. Each of the Buyer and its Subsidiaries has all necessary corporate (or equivalent) power and authority to enter into this Agreement and the Ancillary Agreements to which the Buyer or its Subsidiaries is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Assuming due authorization, execution and delivery by the Seller, its Subsidiaries and any other party thereto, other than the Buyer and its Subsidiaries, this Agreement constitutes, and each Ancillary Agreement to which the Buyer or its

Subsidiaries is a party will constitute, upon execution and delivery, a legal, valid and binding obligation of the Buyer or such Subsidiary, enforceable against the Buyer or such Subsidiary in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws, Laws of general applicability relating to or affecting creditors' rights and general equity principles.
(b)            The execution and delivery by the Buyer and its Subsidiaries of this Agreement and the Ancillary Agreements to which the Buyer or its Subsidiaries is a party, the consummation by the Buyer and its Subsidiaries of the transactions contemplated hereby and thereby and the performance by the Buyer and its Subsidiaries of this Agreement and the Ancillary Agreements to which the Buyer or its Subsidiaries is a party in accordance with their respective terms will not:
(i)            violate or conflict with the Organizational Documents of the Buyer or its Subsidiaries;
(ii)            require the Buyer or its Subsidiaries to obtain any material consents, approvals or authorizations of or any material actions by, or make any material filings with or give any material notices to, any Governmental Bodies or any other Person, other than compliance with any applicable requirements of the Securities Act, the Exchange Act, any other applicable U.S. state or federal securities Laws and the rules and requirements of Nasdaq;
(iii)            materially violate or result in the material breach of any of the terms and conditions of, cause the termination of or give any other contracting party the right to terminate, or constitute (or with notice or lapse of time, or both, constitute) a material default under, any contract, agreement, lease or license to which the Buyer or its Subsidiaries is a party or by which the Buyer, its Subsidiaries or their assets are bound or subject;
(iv)            result in the creation of any Lien upon any of the properties of the Buyer or its Subsidiaries pursuant to the terms of any contract, agreement, lease or license; or
(v)            assuming the consents, approvals, authorizations, actions, filings and notices set forth in Section 5.2(b)(ii) are obtained and made, materially violate or result in the material breach of any material Orders or material Laws of any Governmental Bodies applicable to the Buyer or its Subsidiaries.
5.3            Capitalization.
(a)            The authorized Capital Stock of the Buyer consists of (i) 300,000,000 Buyer Shares and (ii) 25,000,000 shares of preferred stock, par value $0.01 per share (the "Buyer Preferred Stock"). As of the date of this Agreement, (A) 83,766,811 Buyer Shares are issued and outstanding and (B) no Buyer Shares are held in the treasury of the Buyer. As of the date hereof, no shares of Buyer Preferred Stock are issued and outstanding. Section 5.3(a) of the Buyer Disclosure Letter sets forth the authorized, issued and outstanding Capital Stock of the Buyer Borrower and each of the

Buyer SPVs, together with its jurisdiction of organization and record and beneficial owner thereof. Other than as set forth in Section 5.3(a) of the Buyer Disclosure Letter, there are no options, warrants, convertible or exchangeable securities, subscriptions, stock appreciation rights, phantom stock rights or stock equivalents, preemptive rights, rights of first refusal or other similar rights, agreements, arrangements or commitments relating to the Buyer or any of its Subsidiaries or obligating the Buyer or any of its Subsidiaries to issue or sell any Capital Stock of, or any other ownership or voting interest in, the Buyer, the Buyer Borrower or the Buyer SPVs, or that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other equity or voting interests in, the Buyer, the Buyer Borrower or the Buyer SPVs. All outstanding shares of Capital Stock of the Buyer, the Buyer Borrower and the Buyer SPVs have been, and, upon issuance, the Buyer Shares constituting the aggregate Share Consideration will be, duly authorized, validly issued, fully paid and non-assessable and were not issued, or will not be issued, in violation of any preemptive rights. Assuming the accuracy of the representations and warranties set forth in Section 3.5, the offer and sale of Buyer Shares to the Seller pursuant to this Agreement shall be qualified or exempt from the registration requirements of the Securities Act and/or qualification requirements of all other applicable U.S. federal or state securities Laws.
5.4            Buyer SEC Filings.
(a)            Buyer has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents, as such documents may be amended or supplemented, required to be filed with or furnished to the SEC by the Buyer since January 1, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the "Buyer SEC Documents"), except where such failure to file with or furnish to the SEC such reports, schedules, forms, statements, prospectuses, registration statements or other documents required to be filed with or furnished to the SEC would not, individually or in the aggregate, reasonably be expected to (i) materially impair or delay the ability of the Buyer or its Subsidiaries to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to which the Buyer or its Subsidiaries are a party or (ii) be material to the Buyer and its Subsidiaries, taken as a whole.
(b)            As of its filing date (or, if amended, by a filing prior to the date hereof, on the date of such filing), each Buyer SEC Document complied, and each Buyer SEC Document filed subsequent to the date hereof and prior to the earlier of the Final Closing and the termination of this Agreement will comply, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, at the time of such filing. None of the Buyer SEC Documents is, to the Knowledge of the Buyer, the subject of an outstanding SEC investigation. No Subsidiary of the Buyer is subject to the periodic reporting requirements of Section 13(a) and Section 15(d) of the Exchange Act.
(c)            As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Buyer SEC Document filed pursuant to the Exchange Act did not, and each Buyer SEC Document filed subsequent to the date hereof and prior to the earlier of the Final Closing and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon the Seller Disclosure Information.
(d)            Each Buyer SEC Document, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such Buyer SEC Document or amendment became effective, did not, and each Buyer SEC Document filed subsequent to the date hereof and prior to the earlier of the Final Closing and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon the Seller Disclosure Information.
(e)            Buyer and each of its officers and directors are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002. The management of the Buyer established and maintains, and at all times since January 1, 2013 has maintained, a system ("Internal Controls") of "internal control over financial reporting" (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 or 15d-15 under the Exchange Act, that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Buyer and its Subsidiaries are being made in accordance with management's general or specific authorizations and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Buyer's and its Subsidiaries' assets that could have a material effect on the Buyer's financial statements. The Buyer's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Buyer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Buyer's management, as appropriate, to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Buyer required under the Exchange Act with respect to such reports. The management of the Buyer has disclosed, based on its most recent evaluation prior to the date hereof, to the Buyer's auditors and the audit committee of the board of directors of the Buyer (A) all significant deficiencies and material weaknesses in the design or operation of the Buyer's Internal Controls that are reasonably likely to adversely affect the Buyer's ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Buyer's Internal Controls.

(f)            Since January 1, 2013, the Buyer has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq, and has not since January 1, 2013 received any notice asserting any non-compliance with the listing requirements of Nasdaq.
(g)            Each of the principal executive officer and principal financial officer of the Buyer (or each former principal executive officer and principal financial officer of the Buyer, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC and Nasdaq, such certifications comply as to form and content with all applicable Laws and the statements contained in any such certifications are complete and correct.
5.5            Financial Statements.
(a)            The audited consolidated balance sheets of the Buyer as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two (2) years in the period ended December 31, 2013 (including the related notes and schedules), included in the Buyer's Annual Report filed on Form 20-F for the fiscal year ended December 31, 2013 complied in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of the Buyer and its Subsidiaries as of the indicated dates and for the indicated periods.
(b)            The unaudited condensed consolidated balance sheet of the Buyer as of March 31, 2014, and the related unaudited interim condensed consolidated statements of operations, stockholders' equity and cash flows of the Buyer for the three (3) months then ended, included in the Buyer's Report filed on Form 6-K on May 29, 2014, has been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the period involved (except as may be indicated in the notes thereto) and fairly presents, in all material respects, the consolidated financial condition, results of operations and cash flows of the Buyer and its Subsidiaries as of the indicated date and for the indicated period, subject to normal and recurring year-end audit adjustments in amounts that are immaterial in nature and the absence of full footnote disclosure.
5.6            No Buyer Material Adverse Effect. Since December 31, 2013 through the date hereof, there has not been a Buyer Material Adverse Effect. For purposes of this Agreement, "Buyer Material Adverse Effect" means any change, effect, event, occurrence or development that, individually or in the aggregate, (a) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Buyer and the Buyer's Subsidiaries, taken as a whole; provided that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been a Buyer Material Adverse Effect: (i) changes in applicable Laws or GAAP, in each case, after the date hereof, (ii) changes in the global financial or securities markets or general global economic or political conditions, (iii) changes or conditions generally affecting the industry in which the Buyer and its Subsidiaries operates, (iv) acts of war, sabotage, terrorism or natural disasters or (v) the announcement or consummation of the transactions contemplated hereby; provided that the effect of any matter referred to in clauses (i), (ii), (iii) or (iv) shall only be excluded to the extent that such matter does not disproportionately affect the Buyer and its Subsidiaries, taken as a whole, relative to other entities operating in the industry in which the Buyer and its Subsidiaries operates or (b) that has or would reasonably be expected to materially impair the ability of the Buyer or its Subsidiaries to perform their respective obligations under this Agreement or the Ancillary Agreements or materially delay the ability of the Buyer or its Subsidiaries to consummate the transactions contemplated hereby or thereby.
5.7            Brokers. None of the Buyer or its Subsidiaries has paid or agreed to pay, or received any claim with respect to, any brokerage commission, finders' fee or similar compensation in connection with the transactions contemplated by this Agreement or the Ancillary Agreements.
5.8            Litigation. There is no claim, action, suit or legal proceeding pending or, to the Knowledge of the Buyer, threatened against the Buyer or any of its Subsidiaries by any Person not a party to this Agreement before any Governmental Body that would materially and adversely affect the legality, validity or enforceability of this Agreement or the consummation of any the transactions contemplated hereby or which seeks to prevent the Buyer or any of its Subsidiaries from consummating the transactions contemplated herein. Neither the Buyer nor any of its Subsidiaries is subject to or bound by any outstanding Order that would materially and adversely affect the legality, validity or enforceability of this Agreement or any of the transactions contemplated hereby or which seeks to prevent the Buyer or any of its Subsidiaries from consummating the transactions contemplated herein.
5.9            Exclusivity of Representations. The Buyer has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Seller, the Seller SPVs, the Vessels, the Chartered Vessels and the Chartered Companies, which investigation, review and analysis was done by the Buyer and its representatives. In entering into this Agreement, the Buyer acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any representations or opinions (whether written or oral) of the Seller or its Affiliates (except the specific representations of the Seller made in Article 3 or Article 4 or by the applicable Seller SPV in the MOA). Except for the representations and warranties contained in Article 3 or Article 4, the representations and warranties of the Seller SPV in the MOA and the representations and warranties in the certificate delivered to the Buyer hereto and thereto, the Buyer acknowledges that (a) none of the Seller or any other Person on behalf of the Seller makes any other representation or warranty, express or implied, written or oral, at law or in equity, with respect to the Vessels, the Chartered Vessels, the Seller or its

Subsidiaries, including with respect to (i) merchantability or fitness for any particular use or purpose or (ii) the probable success or profitability of the Vessels, the Chartered Vessels and the Chartered Companies after the initial Closing, and (b) neither the Seller nor any other Person will have or be subject to any liability or indemnification obligation to the Buyer, its Subsidiaries or any other Person resulting from the distribution to the Buyer or any other Person, or their use of, any information provided in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, including any information, documents, projections, forecasts or other material made available to them in certain "data rooms" or management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement or the Ancillary Agreements.
ARTICLE 6

COVENANTS AND AGREEMENTS
6.1            Conduct of Business.
(a)            Except (A) as set forth in Section 6.1 of the Seller Disclosure Letter, (B) as expressly required by this Agreement, (C) as necessary to comply with the terms of Section 6.9(b) or (D) with the prior written consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the Final Closing, the Seller shall, and shall cause its Subsidiaries to, operate the Vessels and the Chartered Vessels in the ordinary course of business and in a manner consistent with past practice. Without limiting the foregoing, except (1) as set forth in Section 6.1 of the Seller Disclosure Letter, (2) as expressly required by this Agreement or (3) with the prior written consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller shall not, and shall cause its Subsidiaries not to (provided that the provisions below shall cease to apply to any Chartered Company or any Seller SPV when such Chartered Company or Vessel owned by such Seller SPV, respectively, is transferred to a Buyer SPV or the Buyer Borrower, as applicable, pursuant to this Agreement):
(i)            amend (A) any of the Organizational Documents of the Chartered Companies or (B) any of the Organizational Documents of the Seller or the Seller SPVs in a manner materially adverse to the Buyer;
(ii)            (A) issue or authorize the issuance of, (B) split, combine or reclassify, (C) purchase or redeem or (D) sell, transfer, subject to any Lien, other than Permitted Liens, or otherwise encumber or dispose of any Capital Stock of the Chartered Companies or the Seller SPVs;
(iii)            declare, set aside or pay any dividends on, or make any other distributions in respect of any Capital Stock of the Chartered Companies; provided, however, that, notwithstanding anything in this Agreement to the contrary, the Chartered Companies shall be permitted to make cash dividends or distributions in respect of their Capital Stock;

(iv)            incur any indebtedness of the Chartered Companies, cause the Chartered Companies to make any loans, advances or capital contributions to, or investments in, any other Person or, other than under the Seller Credit Agreement or Joint Venture Credit Agreement, repay or satisfy any indebtedness of the Chartered Companies, other than repayment of indebtedness in accordance with the terms thereof;
(v)            except as otherwise expressly provided herein, including without limitation Section 6.8(c), enter into or materially amend, modify, extend or terminate any contract, agreement, lease or license with respect to which any of the Chartered Companies is a party or to which any of their assets are bound (other than the expiration of any such contract, agreement, lease or license in accordance with its terms);
(vi)            sell, lease, license, pledge, subject to a Lien, other than Permitted Liens, transfer or otherwise dispose of any of the Vessels or any of the assets or properties of a Chartered Company, except for (A) Liens incurred in the ordinary course of business consistent with past practice and (B) in the case of the Chartered Companies, sales of used equipment in the ordinary course of business consistent with past practice;
(vii)            in the case of the Chartered Companies, acquire any assets or properties or incur capital expenditures, other than bunkers and spare parts in the ordinary course of business consistent with past practice;
(viii)            adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Seller, the Seller SPVs or the Chartered Companies, other than any reduction of operations or winding up of the Seller that does not adversely affect the operation in the ordinary course of the Vessels or the Chartered Vessels owned by the Seller at such time; or
(ix)            authorize or enter into an agreement to take any of the actions described in clauses (i) through (viii) above.
(b)            Except (i) as set forth in Section 6.1 of the Buyer Disclosure Letter, (ii) as expressly required by this Agreement or (iii) with the prior written consent of the Seller (which consent shall not be unreasonably withheld, conditioned or delayed), the Buyer shall not, and shall cause its Subsidiaries not to, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any of its Capital Stock, other than from a wholly-owned Subsidiary to its parent, during the period beginning on the date hereof and ending on the date of the Final Closing.
6.2            Access to Information. After the date hereof until the Final Closing and subject to applicable Law and the Confidentiality Agreement, dated as of June 18, 2014 between the Buyer and Excel Holding (the "Confidentiality Agreement"), the Buyer and the Seller shall (a) give each other and their respective counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of the Buyer, the Seller and their respective Subsidiaries, as applicable; provided, however, that any such access shall be conducted during normal business hours in a manner not to interfere with the businesses or operations of the Buyer, the Seller or their respective Subsidiaries, as applicable, and, without the prior written consent of the other applicable party, none of the Buyer, nor the Seller nor any of their Affiliates will contact any employee, customer, landlord, supplier, distributor or other material business relation of the other party or its Subsidiaries (in each case, in their capacity as such) prior to the Final Closing (other than contacts (i) in the ordinary course of business unrelated to the transactions contemplated hereby or (ii) by the Buyer or its Subsidiaries in connection with any Chartered Company or Vessel that is transferred to a Buyer SPV or the Buyer Borrower, as applicable, hereunder), (b) furnish to each other and their respective counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (c) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Buyer, the Seller and their respective Subsidiaries to cooperate with the Seller, the Buyer and their respective Subsidiaries, as applicable, in the matters described in clauses (a) and (b) above. Notwithstanding anything to the contrary in this Agreement, no party shall be required to provide such access or disclose any information if doing so is reasonably likely to (A) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (B) violate any contract to which it is a party to which it is subject or applicable Law.
6.3            Release of Liens. At each Closing, the Seller shall obtain from the agent under the Seller Credit Agreement one or more termination and release letters, financing statements and any related documents in order to effect the (a) termination and release of the Liens under the Seller Credit Agreement on the applicable Vessel or Chartered Securities and (b) termination and release of the obligations of such Vessel or Chartered Securities, and the obligations of the applicable Chartered Company, under the Seller Credit Agreement, in each case, in form and substance reasonably satisfactory to the Buyer and effective immediately upon (or prior to) the occurrence of such Closing (collectively, the "Release Documents").
6.4            Expenses. Other than as otherwise specifically provided herein or in the Ancillary Agreements, the Buyer and its Subsidiaries, on the one hand, and the Seller and its Subsidiaries, on the other hand, shall bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the Ancillary Agreements and the transactions contemplated hereby or thereby, including all fees and expenses of agents, representatives, counsel and accountants.
6.5            Publicity. Except as required by applicable Law or any listing agreement with or rule of any national securities exchange or association, the parties hereto agree that no publicity release or announcement concerning this Agreement or the Ancillary Agreements or the transactions contemplated by hereby or thereby shall be made without advance approval thereof by the Buyer and the Seller. If any public announcement is required by Law, or any listing agreement with or rule of any national securities exchange or association, to be made by any party hereto, prior to making such announcement, such party will, if practicable in the circumstances, deliver a draft of such announcement to the other party and shall give the other party reasonable opportunity to comment thereon. Notwithstanding the foregoing, the parties hereto each hereby consent to the filing of the Buyer's Form 6-K on the date of this Agreement in the form previously provided by the Buyer to the Seller.
6.6            Stock Exchange Listing; Restrictive Legends.
(a)            The Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to ensure that the Buyer Shares comprising the Share Consideration with respect to each Vessel or Chartered Company are listed on Nasdaq prior to or as of the Closing with respect to such Vessel or Chartered Company.
(b)            The Seller understands and agrees that the Buyer Shares acquired by it will bear a legend substantially similar to the legend set forth below in addition to any other legend that may be required by applicable Law or by any agreement between the Buyer and the Seller:
"THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SHARES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS."
6.7            Litigation.   The Buyer shall promptly advise the Seller of any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation by or before a Governmental Body commenced or, to the Knowledge of the Buyer, threatened against or involving the Buyer, any of its Subsidiaries or any of their respective officers or directors relating to this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby, and shall keep the Seller informed and consult with the Seller regarding the status of the foregoing on an ongoing basis. The Buyer shall, and shall cause its Subsidiaries to, cooperate with and give the Seller the opportunity to consult with respect to the defense or settlement of any such litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation, and shall not agree to any settlement without the prior written consent of the Seller.(b)   The Seller shall promptly advise the Buyer of any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation by or before a Governmental Body commenced or, to the Knowledge of the Seller, threatened against or involving the Seller or any of its Subsidiaries or any of their respective officers or directors relating to this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby, and shall keep the Buyer informed and consult with the Buyer regarding the status of the foregoing on an ongoing basis. The Seller shall cooperate with and give the Buyer the opportunity to consult with respect to the defense or settlement of any such litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation, and shall not agree to any settlement without the prior written consent of the Buyer.
6.8            Further Assurances.
(a)            Subject to the terms and conditions herein, each of the parties hereto agrees to use its reasonable best efforts to take or cause to be taken all action and to do or cause to be done all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements, including (i) contesting any actions, claims or other legal proceedings relating to the transactions contemplated by this Agreement or the Ancillary Agreements, (ii) obtaining any consents or approvals from any Governmental Body or other Person with respect to the transactions contemplated hereby or thereby and (iii) executing any additional instruments necessary to consummate the transactions contemplated hereby and thereby.
(b)            Notwithstanding anything in Section 6.8(a) or otherwise in this Agreement, no party hereto shall be required or permitted, without the prior written consent of the other party hereto, to consent to any requirement, condition, limitation, understanding, agreement or Order of a Governmental Body (i) to sell, divest, license, assign, transfer, hold separate or otherwise dispose of any material portion of the assets or business of such party or any of their respective Subsidiaries or (ii) that materially limits the freedom of action with respect to, or ability to retain, any of the businesses, services or assets of such party or any of their respective Subsidiaries in order to be permitted by such Governmental Body to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.
(c)            Each of the parties hereto agrees to use its reasonable best efforts to take or cause to be taken all action and to do or cause to be done all things reasonably necessary, proper or advisable under applicable Laws to, as promptly as practicable after the date hereof, enter into (i) an amendment of that certain Commercial Management Agreement, dated as of May 28, 2014, by and between Lowlands Beilun Shipco LLC and Interchart Shipping Inc. and that certain Commercial Management Agreement, dated as of May 28, 2014, by and between Sandra Shipco LLC and Interchart Shipping Inc., each on identical economic terms and conditions as those currently in effect and which shall each (I) extend the commercial management agreement until the

Final Closing and (II) provide that any charter that could reasonably be expected to conclude after December 10, 2014 shall be subject to Seller's prior written consent and (ii) new ship management agreements (on industry standard shipman forms) by and between each of the Chartered Companies and Maryville Maritime Inc. on identical economic terms and conditions as those currently in effect and which shall terminate the existing management agreements between such parties, except that each such new ship management agreement shall (x) terminate by its terms, without penalty, when the charter in place at the time of Closing with respect to the applicable Chartered Vessel terminates for any reason (whether upon notice of termination by either party to such charter, upon expiration of its term, or otherwise) or prior to the termination of such charter, without penalty, upon written notice at any time by the relevant Chartered Company, and (y) not provide for placement of any insurance on behalf of the Chartered Company or Chartered Vessel by Maryville Maritime Inc.

6.9            Tax Matters
(a)            Transfer Taxes. The parties to this Agreement shall cooperate in attempting to eliminate or minimize the amount of any property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to tax, "Transfer Taxes"), including attempting to effect each Vessel Delivery at a non-United States port, which does not impose material Transfer Taxes, it being understood that title to each Vessel, and risk of loss with respect to each Vessel, will pass to the appropriate Buyer SPV outside of the United States (for the avoidance of doubt, including outside of territorial waters of the United States). Furthermore, the parties to this Agreement shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any Transfer Taxes. Buyer shall pay any Transfer Tax under applicable Law to the appropriate Governmental Authority when due.
(b)            Plan of Reorganization.
(i)            This Agreement is intended to constitute a "plan of reorganization" within the meaning of Treasury Regulation section 1.368-2(g). From and after the date of this Agreement, each party to this Agreement shall use its reasonable best efforts to cause the Vessel Deliveries, the Chartered Company Sales and the Deemed Liquidation, as described below in Section 6.9(b)(ii)(E) (collectively the "Reorganization"), to qualify as a reorganization under the provisions of Section 368(a) of the Code, and shall not, without the prior written consent of the parties to this Agreement, knowingly take any actions or cause any actions to be taken which would prevent the Reorganization from qualifying as such.
(ii)            Without limiting the foregoing,
(A)            The Buyer shall make an election under Treasury Regulation section 301.7701-3 to cause the Buyer Borrower, the

Buyer SPVs and the Subsidiaries of the Buyer that are formed to purchase the Chartered Securities to be classified as entities that are disregarded as entities separate from the Buyer for United States federal income tax purposes, effective as of the date of formation, and the Buyer shall not take any action to cause any other classification to be applicable to such entities for United States federal income tax purposes;
(B)            The Seller shall be converted into a Liberian limited liability company before the date of the initial Closing and make an election under Treasury Regulation section 301.7701-3 to be classified as an entity that is disregarded as an entity separate from Excel Maritime Holding Company LLC ("Excel Holding") for United States federal income tax purposes, effective as of the date of such conversion, and the Seller shall not take any action that would cause it to be classified as a corporation for United States federal income tax purposes at any time on or after the date of the initial Closing;
(C)            Before the date of the Closing of each Vessel Delivery, the Seller shall take all actions necessary to cause the relevant Seller SPV to be classified as an entity that is disregarded as an entity separate from Excel Holding for United States federal income tax purposes, effective as of a date that is before the date of the applicable Closing, including but not limited to, converting such Seller SPV into a foreign eligible entity within the meaning of the Treasury Regulation section 301.7701-3 and making an election under Treasury Regulation section 301.7701-3;
(D)            Before the date of the Closing of each Chartered Company Sale, the Seller shall take all actions necessary to cause the relevant Chartered Company to be directly owned by Excel Holding for United States federal income tax purposes, including but not limited to, causing any Subsidiary of the Seller or Excel Holding that owns any Chartered Securities of such Chartered Company to distribute such Chartered Securities to the Seller;
(E)            After all of the Vessel Deliveries and Chartered Company Sales contemplated hereby have taken place and within six months after the Final Closing, Excel Holding shall adopt a plan of liquidation (the "Plan") within the meaning of Section 332 of the Code and make an election under Treasury Regulation section 301.7701-3 to be treated as a partnership for United States federal income tax purposes, effective as of the date that is immediately following the date of the Plan (the "Deemed Liquidation"); and
(F)            The Seller shall use all of the Cash Consideration and any additional cash received pursuant to this Agreement or any MOA to repay liabilities under the Seller Credit

Agreement or liabilities unrelated to the transactions contemplated hereby, and none of the Cash Consideration shall be used to pay expenses incurred in connection with the transactions contemplated hereby or to make distributions to its shareholder.
ARTICLE 7

CONDITIONS PRECEDENT TO THE OBLIGATION OF THE BUYER
The obligation of the Buyer to consummate (and to cause its Subsidiaries to consummate) any Closing with respect to a Vessel Delivery or Chartered Company Sale is subject to the fulfillment on or prior to such Closing Date of the following conditions, any one or more of which may be waived by the Buyer:
7.1            Representations, Warranties and Covenants.
(a)            At the initial Closing, each of the representations and warranties of the Seller contained in Article 3 and Article 4, and, in the case of a Vessel Delivery, the representations and warranties of the Seller or its Subsidiary set forth in the applicable MOA, shall be true and correct in all material respects (without regard to any qualification therein as to materiality or material adverse effect) on and as of the initial Closing Date with the same force and effect as though made on and as of such Closing Date, except for those representations and warranties that are expressly limited by their terms to dates or times other than such Closing Date, which representations or warranties need only be true and correct as aforesaid as of such other dates or times; provided that this clause (a) shall be deemed satisfied unless the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to (i) materially impair or delay the ability of the Seller or its Subsidiaries to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to which the Seller or its Subsidiaries are a party or (ii) be material to the Seller and its Subsidiaries, taken as a whole.
(b)            At each subsequent Closing with respect to a Vessel Delivery, each of the representations and warranties of the Seller contained in Article 3 and Article 4 (to the extent relating to the applicable Vessel being delivered or the Seller SPV that owns such Vessel), and the representations and warranties of the Seller or its Subsidiary set forth in the applicable MOA, shall be true and correct in all material respects (without regard to any qualification as to materiality or material adverse effect) on and as of the applicable Closing Date with the same force and effect as though made on and as of such Closing Date, except for those representations and warranties that are expressly limited by their terms to dates or times other than such Closing Date, which representations or warranties need only be true and correct as aforesaid as of such other dates or times; provided that this clause (b) shall be deemed satisfied unless the failure of such representations and warranties to be so true and correct would not, individually or in tthe aggregate, reasonably be expected to (i) materially impair or delay the ability of the Seller or its Subsidiaries to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to which the Seller or its Subsidiaries are a party or (ii) be material to the Seller and its Subsidiaries, taken as a whole.
(c)            At each subsequent Closing with respect to a Chartered Company Sale, the representations and warranties of the Seller contained in Article 3 and Article 4 (to the extent relating to the applicable Chartered Company or Chartered Securities being sold) shall be true and correct in all material respects (without regard to any qualification as to materiality or material adverse effect) on and as of the applicable Closing Date with the same force and effect as though made on and as of such Closing Date, except for those representations and warranties that are expressly limited by their terms to dates or times other than such Closing Date, which representations or warranties need only be true and correct as aforesaid as of such other dates or times; provided that (other than with respect to the representations and warranties contained in Sections 4.4, 4.5, and 4.6) this clause (c) shall be deemed satisfied unless the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to (i) materially impair or delay the ability of the Seller or its Subsidiaries to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to which the Seller or its Subsidiaries are a party or (ii) be material to the Seller and its Subsidiaries, taken as a whole.
(d)            The Seller and its Subsidiaries shall have performed and complied in all material respects with all covenants and agreements required by this Agreement and, in the case of a Vessel Delivery, the applicable MOA to be performed or complied with by the Seller or the applicable Seller SPV on or prior to the applicable Closing Date.
(e)            The Seller shall have delivered to the Buyer a certificate, dated the date of the applicable Closing and signed by an officer of the Seller, to the foregoing effect.
7.2            No Orders. No Order shall have been issued by any Governmental Body that prevents or prohibits the consummation of such Vessel Delivery or Chartered Company Sale.
7.3            MOA and Closing Deliverables. The Buyer shall have received (a) in the case of a Vessel Delivery, the MOA with respect to such Vessel Delivery, duly executed by the Seller SPV party thereto, (b) in the case of a Chartered Company Sale, the documents and instruments set forth in Annex C, and (c) all other documents and instruments required to be delivered by the Seller pursuant to Section 2.3(a) and Section 2.3(c).
7.4            MOA Conditions. With respect to a Vessel Delivery, all of the conditions of the Buyer (or the applicable Buyer SPV) to the closing of the MOA set forth therein shall have been satisfied or, to the extent permissible, waived by the Buyer (or the applicable Buyer SPV) on or prior to the applicable Closing Date.

7.5            Frustration of Closing Conditions. The Buyer may not rely, either as a basis for not consummating the transactions contemplated hereby or for terminating this Agreement and abandoning the transactions contemplated hereby, on the failure of any condition set forth in this Article 7 to be satisfied if such failure was caused by the Buyer's breach of any provision of this Agreement.
ARTICLE 8

CONDITIONS PRECEDENT TO THE OBLIGATION OF THE SELLER
The obligation of the Seller to consummate (and to cause its Subsidiaries to consummate) any Closing with respect to a Vessel Delivery or Chartered Company Sale is subject to the fulfillment on or prior to such Closing Date of the following conditions, any one or more of which may be waived by the Seller:
8.1            Representations, Warranties and Covenants. Each of (a) the representations and warranties set forth in Section 5.6 shall be true and correct in all respects and (b) the remaining representations and warranties of the Buyer contained in Article 5 and, in the case of a Vessel Delivery, the representations and warranties of the Buyer or its Subsidiary set forth in the applicable MOA, shall be true and correct in all material respects (solely in the case of this clause (b), without regard to any qualification therein as to materiality or material adverse effect), in each case of clauses (a) and (b) on and as of the applicable Closing Date with the same force and effect as though made on and as of such Closing Date, except for those representations and warranties that are expressly limited by their terms to dates or times other than such Closing Date, which representations or warranties need only be true and correct as aforesaid as of such other dates or times; provided that clause (b) shall be deemed satisfied unless the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to (i) materially impair or delay the ability of the Buyer or its Subsidiaries to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to which the Buyer or its Subsidiaries are a party or (ii) be material to the Buyer and its Subsidiaries, taken as a whole. The Buyer and its Subsidiaries shall have performed and complied in all material respects with all covenants and agreements required by this Agreement or the Ancillary Agreements to which the Buyer or its Subsidiaries are a party and, in the case of a Vessel Delivery, the applicable MOA to be performed or complied with by the Buyer or the applicable Buyer SPV on or prior to such Closing Date. The Buyer shall have delivered to the Seller a certificate, dated the date of such Closing Date and signed by an officer of the Buyer, to the foregoing effect.
8.2            MOA and Closing Deliverables. The Seller shall have received (a) in the case of a Vessel Delivery, the MOA with respect to such Vessel Delivery, duly executed by the Buyer SPV designated by the Buyer and (b) all other documents and instruments required to be delivered by the Buyer pursuant to Section 2.3(a) and Section 2.3(b).

8.3            MOA Conditions. With respect to a Vessel Delivery, all of the conditions of the Seller (or the applicable Seller SPV) to the closing of the MOA set forth therein shall have been satisfied or, to the extent permissible, waived by the of the Seller (or the applicable Seller SPV) on or prior to the applicable Closing Date.
8.4            No Orders. No Order shall have been issued by any Governmental Body that prevents or prohibits such Vessel Delivery or Chartered Company Sale.
8.5            Nasdaq Listing. The Buyer Shares included in the Share Consideration payable pursuant to such Vessel Delivery or Chartered Company Sale shall have been approved for listing on Nasdaq, subject to the consummation of such Vessel Delivery or Chartered Company Sale.
8.6            No Buyer Material Adverse Effect. From the date hereof and through the applicable Closing Date, there shall not have occurred a Buyer Material Adverse Effect.
8.7            Frustration of Closing Conditions. The Seller may not rely, either as a basis for not consummating the transactions contemplated hereby or for terminating this Agreement and abandoning the transactions contemplated hereby, on the failure of any condition set forth in this Article 8 to be satisfied if such failure was caused by the Seller's breach of any provision of this Agreement.
ARTICLE 9

INDEMNIFICATION; MISCELLANEOUS
9.1            Survival. The representations and warranties contained herein, in the MOAs and in any certificate or other writing delivered pursuant hereto or thereto shall not survive the Closing of the applicable Vessel Delivery or Chartered Company Sale with respect to which such representations and warranties are made, except that each of (i) the representations and warranties of the Seller in Section 3.1 (Title to Interests), Section 3.2(a) (Due Incorporation and Authority) and Section 3.3 (Brokers) (the "Seller Fundamental Representations") and (ii) each of (x) the representations and warranties of the Seller in Section 4.1 (Due Organization), Section 4.2 (Qualification), Section 4.3 (Capitalization), Section 4.4 (Chartered Companies), Section 4.6 (Contracts), (collectively, the "Subsidiary Fundamental Representations") and (y) the representations and warranties of the Buyer in Section 5.1 (Due Incorporation and Authority), Section 5.2(a) (Authorization), Section 5.3 (Capitalization) and Section 5.7 (Brokers) (the "Buyer Fundamental Representations"), shall survive for six (6) months after the Final Closing (the "Survival Date"), and except that Clause 9 (Encumbrances) of each MOA shall survive the applicable Closing in accordance with the terms of such MOA and Section 4.5 (The Chartered Vessels) of this Agreement shall survive the applicable Closing and claims related solely and exclusively to such Clause 9 or Section 4.5 shall not be limited in any way post-Closing by any of the provisions of this Article 9. Each of the covenants and agreements set forth herein to be performed on or prior to the applicable Closing Date shall survive until the Survival Date (other than the covenants of Seller in Section

9.4(c) with respect to Pre-Closing Insurance Coverage, which shall survive indefinitely); provided that the covenants and agreements contained herein requiring performance after the applicable Closing shall survive the applicable Closing in accordance with their terms. Notwithstanding the foregoing, if a valid notice of claim for indemnification relating to a breach of a Seller Fundamental Representation, a Subsidiary Fundamental Representation, a Buyer Fundamental Representation or a covenant or agreement shall have been delivered in good faith in accordance with the terms of Section 9.5 on or prior to the Survival Date or such other applicable survival expiration date, the claims specifically set forth in such notice shall survive until such time as such claim is finally resolved.
9.2            Indemnification by Seller. Subject to the limitations set forth herein, from and after the applicable Closing, the Seller shall indemnify, save, and keep the Buyer, its Subsidiaries (including the Chartered Companies) and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees (collectively, the "Buyer Indemnified Persons") harmless against and from all Damages sustained or incurred by any Buyer Indemnified Person as a result of, or arising out of, (i) any breach or inaccuracy of, as of the applicable Closing Date (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any of the Seller Fundamental Representations, (ii) any breach of any covenant or agreement made by the Seller or any of its Subsidiaries under this Agreement or the Assignment Agreement (other than the covenants and agreements set forth in Section 6.7), (iii) the breach or inaccuracy of, as of the applicable Closing Date (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any of the Subsidiary Fundamental Representations. "Damages" means all liabilities, obligations, Liens, assessments, levies, losses, damages, fines, penalties and reasonable out-of-pocket costs of any investigation, response or remedial or corrective action, whether or not arising from Third-Party Claim, including reasonable attorneys' fees and expenses, in each case taking into account the interests held by the Seller and its Affiliates in the Buyer; provided that under no circumstances shall any Indemnified Person be entitled to be indemnified for special, consequential (including diminution in value, lost profits, lost revenues, business interruptions or loss of business opportunity or reputation), indirect, multiple, punitive or other similar damages, except as finally awarded by a court of competent jurisdiction and actually paid to a third-party pursuant to a Third-Party Claim.
9.3            Indemnification by Buyer. Subject to the limitations set forth herein, from and after the applicable Closing, the Buyer shall indemnify, save, and keep the Seller and its Subsidiaries and Affiliates and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees (collectively, "Seller Indemnified Persons," and together with the Buyer Indemnified Persons, the "Indemnified Persons" and each an "Indemnified Person") harmless against and from all Damages sustained or incurred by any Seller Indemnified Person as a result of, or arising out of, (i) the breach or inaccuracy of, as of the applicable Closing Date (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any of the

Buyer Fundamental Representations or (ii) any breach of any covenant or agreement made by the Buyer or any of its Subsidiaries under this Agreement or the Assignment Agreement (other than the covenants and agreements set forth in Section 6.7).
9.4            Limits on Indemnification. Notwithstanding anything to the contrary contained in this Agreement, with respect to obligations of the parties under this Article 9 (but not post-Closing claims related solely and exclusively to Section 4.5 of this Agreement or to Clause 9 of each MOA and made pursuant thereto, and excluding the obligations of Seller to perform the covenants in Section 9.4(c) with respect to Pre-Closing Insurance Coverage):
(a)            The maximum aggregate amount of indemnifiable Damages which may be recovered from the Seller shall be an amount equal to the value, if any, of the Subject Shares required to be retained by the Seller on or prior to the Survival Date as of any date of determination pursuant to Section 2.5 (the "Cap") (it being understood that the Seller shall not be liable for Damages in the aggregate in excess of the Cap).
(b)            The Seller's liability for any Damages shall be satisfied solely and exclusively from the Subject Shares then held by the Seller on or prior to the Survival Date (based on the Buyer Stock Volume-Weighted Average Price of the Subject Shares as of the date hereof), and in no event shall any such Damages, other than from the Subject Shares, be payable by the Seller through application of Section 11.15.
(c)            For all purposes of this Article 9, Damages shall be net of (i) any insurance proceeds actually paid to the Indemnified Person or any of its Affiliates in connection with the facts giving rise to the right of indemnification, and, to the extent a claim for indemnification is covered by Pre-Closing Insurance Coverage, the parties shall cooperate to seek to recover under such insurance policy, and, if the Indemnified Person or any of its Affiliates receives such proceeds after receipt of payment from the Seller (in the case of indemnification claims sought by the Buyer Indemnified Persons) or the Buyer (in the case of indemnification claims sought by Seller Indemnified Persons), then the amount of such proceeds, net of any related deductibles and reasonable expenses incurred in obtaining them, shall be paid to the Seller (in the case of indemnification claims sought by the Buyer Indemnified Persons) or the Buyer (in the case of indemnification claims sought by Seller Indemnified Persons) and (ii) any prior or subsequent contribution or other payments or recoveries of a like nature by the Indemnified Person from any third Person (other than the Seller (in the case of indemnification claims sought by the Buyer Indemnified Persons) or the Buyer (in the case of indemnification claims sought by Seller Indemnified Persons)) with respect to such Damages. Each Indemnified Person shall be obligated to use its commercially reasonable efforts to mitigate all Damages after it becomes aware of any event that could reasonably be expected to give rise to any Damages that are indemnifiable or recoverable hereunder or in connection herewith or that constitute Assumed Liabilities. Seller covenants and agrees that it shall not, after the date hereof or after the Closing of any purchase of the Chartered Securities hereunder, take any action that would have the result of terminating the ability to make or invalidating any claim based on circumstances prior to the Closing Date under any insurance policy that covers any Assumed Liability or Chartered Vessel ("Pre-Closing Insurance Coverage"). Notwithstanding any other provision of this Agreement, Seller covenants and agrees that it will, promptly after being notified of any Assumed Liability or damage to a Chartered Vessel that is covered by Pre-Closing Insurance Coverage, make a claim to the relevant insurance carrier for recovery with respect thereto and use its reasonable efforts to pursue such insurance claim to hold the applicable Chartered Company harmless to the extent of the available coverage under the Pre-Closing Insurance Coverage.
(d)             (i) The Seller (in the case of indemnification claims sought by the Buyer Indemnified Persons) or the Buyer (in the case of indemnification claims sought by Seller Indemnified Persons) shall not be liable for any Damages in respect of any liability or Damage that is contingent unless and until such contingent liability or Damage becomes an actual liability or Damage and is due and payable and (ii) the Seller (in the case of indemnification claims sought by the Buyer Indemnified Persons) or the Buyer (in the case of indemnification claims sought by Seller Indemnified Persons) shall not be liable to pay any amount in discharge of a claim under this Article 9 unless and until the Damage in respect of which the claim is made has become due and payable.
(e)            An Indemnified Person shall not be entitled under this Agreement to multiple recoveries for the same Damage.
9.5            Notice of Damages; Third-Party Claims.
(a)            Any claims for indemnification either by a Buyer Indemnified Person or a Seller Indemnified Person shall be asserted and resolved in accordance with this Section 9.5.
(i)            If a Buyer Indemnified Person or a Seller Indemnified Person seeks indemnification under this Article 9, the Buyer (in the case of indemnification claims sought by the Buyer Indemnified Persons) or the Seller (in the case of indemnification claims sought by Seller Indemnified Persons) shall (x) promptly, but in no event more than fifteen (15) calendar days following such party's knowledge of any action, lawsuit, proceeding, investigation, or other claim against it (if by a third-party) (collectively, "Third-Party Claims"), give written notice to the Seller or the Buyer, respectively, describing such claim for indemnification in reasonable detail and the amount of the estimated Damages and (y) promptly upon discovering the Damages or facts giving rise to such claim for indemnification (to the extent not involving a third-party), deliver a written notice to the Seller or the Buyer, respectively, (A) describing such claim for indemnification in reasonable detail and the amount of the estimated Damages, (B) stating that the Indemnified Person has paid or properly accrued Damages or anticipates that it will incur liability for Damages for which such Indemnified Person is entitled to indemnification pursuant to this Agreement and (C) the date such item was paid or accrued; provided that any failure or delay in so notifying the Seller or the Buyer, as applicable, shall not relieve the Seller or the Buyer of its obligations hereunder, except to the extent such failure or delay shall have materially prejudiced the Seller or the Buyer, respectively.

(ii)            The Seller (in the case of indemnification claims sought by the Buyer Indemnified Persons) or the Buyer (in the case of indemnification claims sought by Seller Indemnified Persons) shall be entitled to assume and control the defense of any Third-Party Claim if the Seller or the Buyer, respectively, shall give written notice to the Buyer or the Seller, respectively, stating that it intends to assume such defense within thirty (30) days after notice from the other party of such Third-Party Claim. If the Seller or the Buyer assumes and controls the defense of any such Third-Party Claim, (A) the applicable Indemnified Persons shall reasonably cooperate in the defense thereof, (B) the Buyer (on behalf of the Buyer Indemnified Persons) and the Seller (on behalf of the Seller Indemnified Persons) shall have the right, at its sole expense, to employ counsel separate from counsel employed by the Seller or the Buyer, as applicable, in any such action and to participate in the defense thereof, but the Buyer or the Seller, respectively, shall control the investigation, defense and settlement thereof, and (C) the Seller or the Buyer, as applicable, shall obtain the prior written consent of the Buyer or the Seller, respectively (which shall not be unreasonably withheld or delayed) before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, (x) injunctive or other equitable relief will be imposed against any Indemnified Person or (y) such settlement does not expressly unconditionally release the Indemnified Persons from all Damages with respect to such claim and all other claims arising out of the same or similar facts and circumstances, with prejudice. The parties shall act in good faith in responding to, defending against, settling or otherwise dealing with Third-Party Claim, and cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Seller or the Buyer, as applicable, has assumed the defense of such Third-Party Claim, the Indemnified Person shall not be entitled to indemnification hereunder with respect to any settlement entered into or any judgment consented to without the prior written consent of the Seller (in the case of indemnification claims sought by the Buyer Indemnified Persons), or the Buyer (in the case of indemnification claims sought by Seller Indemnified Persons).
(iii)            If the Seller (in the case of indemnification claims sought by the Buyer Indemnified Persons) or the Buyer (in the case of indemnification claims sought by Seller Indemnified Persons) does not assume the defense of such Third-Party Claim, the Indemnified Person will be entitled to assume such defense, at its sole cost and expense (unless the Indemnified Person incurs Damages with respect to the matter in question for which the Indemnified Person is entitled to indemnification pursuant to this Article 9, in which case the Indemnified Person shall be entitled to indemnification with respect to such costs and expenses pursuant to this Article 9), upon delivery of notice to such effect to the Seller or the Buyer, as applicable; provided, however, that the Seller or the Buyer, as applicable, (A) shall have the right to participate in the defense of the Third-Party Claim at its sole cost and expense, (B) may at any time thereafter assume defense of the Third-party Claim and (C) shall not be obligated to indemnify the Indemnified Person hereunder for any settlement entered into or any judgment consented to without the prior written consent of the Seller (in the case of indemnification claims sought by the Buyer Indemnified Persons) or the Buyer (in the case of indemnification claims sought by Seller Indemnified Persons).

9.6            Sole and Exclusive Remedy. Notwithstanding anything to the contrary herein, except with respect to fraud and post-Closing claims related solely and exclusively to Clause 9 of each MOA and made pursuant thereto (which shall be entitled to the remedies available under such MOA) or Section 4.5 of this Agreement, the indemnification provisions of this Article 9 shall be the sole and exclusive remedy of the parties following the Closing for any and all breaches or alleged breaches of any representations, warranties, covenants or agreements (whether written or oral) of the parties and for any and all other claims arising under, out of or related to this Agreement, or the negotiation or execution hereof or thereof, and no party or any of its respective Affiliates (including, in the case of the Buyer after the Closing, the Chartered Companies) shall have any other entitlement, remedy or recourse, at law or in equity, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties, on behalf of themselves and their respective Affiliates (including, in the case of the Buyer after the Closing, the Chartered Companies), to the fullest extent permitted by Law; provided that nothing in this Section 9.6 shall limit the right of any party to specific performance pursuant to Section 11.15.
ARTICLE 10

TERMINATION OF AGREEMENT
10.1            Termination of Vessel Deliveries and/or Chartered Company Sales. The obligations of the Buyer and the Seller to consummate a Vessel Delivery and/or Chartered Company Sale may be terminated at any time prior to the Closing thereof, as follows:
(a)            by mutual agreement of the Buyer and the Seller;
(b)            at the election of the Buyer or the Seller, upon prior written notice, if a Governmental Body shall have issued a final Order restraining, enjoining or otherwise prohibiting the consummation of such Vessel Delivery or Chartered Company Sale, and such Order is or shall have become non-appealable;
(c)            at the election of the Seller or the Buyer, upon prior written notice, if there has been an inaccuracy in or breach by the other party or its Subsidiary of any representation or warranty, or breach or default of any covenant or agreement contained in this Agreement, the applicable MOA or any certificate delivered pursuant hereto or thereto such that the conditions set forth in Sections 7.1 or 8.1, as applicable, to such Vessel Delivery or Chartered Company Sale would be incapable of being satisfied (in the case of a breach or default of a covenant or agreement, provided that such breach or default, if curable, has not been cured within thirty (30) days after notice thereof); provided, however, that the breaching party may not be the terminating party pursuant to this Section 10.1(c);

(d)            in the case of a Chartered Company Sale, automatically, without further action by the Buyer or the Seller, upon a Total Loss of the applicable Chartered Vessel;
(e)            in the case of a Vessel Delivery, (i) in accordance with the terms of the applicable MOA or (ii) at the election of the Buyer or the Seller, upon written notice, if any one or more of the conditions set forth in Article 7 or Article 8, respectively (other than those that by their nature are to be satisfied at the applicable Closing), with respect to such Vessel Delivery has not been fulfilled as of December 31, 2014, subject to extension in accordance with the applicable MOA; provided, however, that the party whose conduct substantially results in the failure of such condition in the applicable MOA or this Agreement to be fulfilled may not be the terminating party pursuant to this Section 10.1(a); and
(f)            in the case of a Chartered Company Sale, at the election of the Buyer or the Seller upon prior written notice, if any one or more of the conditions set forth in Article 7 or Article 8 respectively (other than those that by their nature are to be satisfied at the applicable Closing) with respect to such Chartered Company Sale has not been fulfilled as of December 31, 2014, subject to extension in accordance with the terms of the MOA had such Chartered Vessel been treated as a Vessel thereunder and to Section 2.2(a) (the "Outside Date"); provided, however, that the party whose conduct substantially results in the failure of such condition to be fulfilled may not be the terminating party pursuant to this Section 10.1(f).
10.2            Survival After Termination. If the obligation to consummate any Vessel Delivery and/or Chartered Company Sale has terminated pursuant to Section 10.1, then this Agreement shall remain in full force and effect with respect to all other Vessel Deliveries and Chartered Company Sales that have not been terminated pursuant to Section 10.1.
ARTICLE 11

MISCELLANEOUS
11.1            Consent to Jurisdiction; Service of Process; Waiver of Jury Trial.
(a)            Any claim arising out of or relating to this Agreement or the transactions contemplated by this Agreement (other than claims solely and exclusively arising from any provision in any MOA, which shall be brought in the manner contemplated by such MOA) may be instituted in any Federal court in the State of New York, and each party agrees not to assert, by way of motion, as a defense or otherwise, in any such claim that it is not subject personally to the jurisdiction of such court, that the claim is brought in an inconvenient forum, that the venue of the claim is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each party further irrevocably submits to the jurisdiction of such court in any such claim. Any dispute related to the provisions of Annex C shall be subject to arbitration pursuant to Clause 16(b) of the MOA which is incorporated herein by reference.
(b)            Any and all service of process and any other notice in any such claim shall be effective against any party if given personally or by registered or certified mail, return receipt requested, or by any other means of mail that requires a signed receipt, postage prepaid, mailed to such party as herein provided. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.
(c)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
(d)            EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE WAIVER IN SECTION 11.1(c), (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) SUCH PARTY MAKES SUCH WAIVER VOLUNTARILY AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, AGREEMENTS AND CERTIFICATIONS IN SECTION 11.1(c) AND THIS SECTION 11.1(d).
11.2            Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given (a) on the day of delivery, if delivered in person, or upon confirmation of receipt, if delivered by e-mail or facsimile, (b) on the first Business Day following the date of dispatch, if delivered by a nationally recognized express courier service, or (c) on the third Business Day following the date of mailing, if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated by notice given in accordance with this Section 11.2 by the party to receive such notice:
(a)            if to the Buyer, to:

Star Bulk Carriers Corp.
40, Agiou Konstantinou Street
Marousi, 151 24
Athens, Greece
Attention: Hamish Norton/Georgia Mastagaki/Sophia Damigou
Facsimile: +30-210-617-8378
 Email: hnorton@starbulk.com/gmastagaki@starbulk.com/sdamigou@starbulk.com with a copy (which shall not constitute notice) to:
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attention: Derick W. Betts, Jr./James E. Abbott
Facsimile: (212) 480-8421
 Email: betts@sewkis.com/abbott@sewkis.com
if to the Seller or Christine, to:
Excel Maritime Carriers Ltd.
76, Ifestou str
Koropi, 19400
Attica, Greece
Attention: Pavlos Kanellopoulos
Facsimile: +30 210 6209 528
 Email: pkan@excelmaritime.com
with a copy (which shall not constitute notice) to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention: Rosalind Fahey Kruse
Facsimile: (212) 728-9632
 Email: rkruse@willkie.com
and
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Attention: Kenneth M. Schneider
Facsimile: (212) 492-0303
 Email: kschneider@paulweiss.com

11.3            Entire Agreement. This Agreement and the Ancillary Agreements contain the entire agreement among the parties with respect to the transactions contemplated hereby and supersede all prior agreements, written or oral, with respect thereto.
11.4            Waivers and Amendments. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the Buyer and the Seller or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.
11.5            Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York without regard to any conflict of laws rules thereof that might indicate the application of the Laws of any other jurisdiction.
11.6            Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder is assignable by the Buyer or the Seller without the prior written consent of the other party; provided, however, that, without the prior written consent of the Seller, the Buyer may assign any of its rights, interests or obligations hereunder to any Affiliate of the Buyer or to any Persons which provide debt financing for any of the transactions contemplated hereby, but no such assignment shall relieve the Buyer of any of its obligations hereunder.
11.7            Usage. All pronouns and any variations thereof refer to the masculine, feminine or neuter, as the context may require. All terms defined in this Agreement in their singular or plural forms have correlative meanings when used herein in their plural or singular forms, respectively. Unless otherwise expressly provided, the words "include," "includes" and "including" do not limit the preceding words or terms and shall be deemed to be followed by the words "without limitation."
11.8            Articles and Sections. All references herein to Articles and Sections shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. The Article and Section headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
11.9            Exhibits; Disclosure Letters. All Exhibits annexed hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. References to this Agreement shall include the Seller Disclosure Letter and the Buyer Disclosure Letter. The parties hereto agree that any reference in a particular Section of the Seller Disclosure Letter or the Buyer Disclosure Letter, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the corresponding Section of this Agreement and any other representations and warranties that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face. The mere inclusion of an item in the Seller Disclosure Letter or the Buyer Disclosure Letter, as applicable, as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have a Buyer Material Adverse Effect, as applicable, or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement.
11.10            Interpretation .  The parties acknowledge and agree that (a) each party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision, (b) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement and (c) the terms and provisions of this Agreement shall be construed fairly as to all parties, regardless of which party was generally responsible for the preparation of this Agreement. Any statute, regulation or other Law defined or referred to herein means such statute, regulation or other Law as, from time to time, may be amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor statutes, and shall also be deemed to refer to all rules and regulations promulgated thereunder. Any contract defined or referred to herein means such contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof, except that, with respect to any contract listed on any schedule hereto, all such amendments, supplements or modifications must also be listed on such schedule. References to a person also refer to its predecessors and permitted successors and assigns. If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.
11.11            Severability of Provisions. If any provision or any portion of any provision of this Agreement shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of this Agreement shall not be affected thereby. If the application of any provision or any portion of any provision of this Agreement to any Person or circumstance shall be held invalid or unenforceable, the application of such provision or portion of such provision to Persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby.
11.12            Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts together shall constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the parties hereto.

11.13            Non-Recourse. Except as set forth in any Ancillary Agreement (and then only with respect to the entities expressly named as parties therein and then only with respect to the specific obligations of such party set forth therein), (a) this Agreement and the Ancillary Agreements may be enforced only against, and any action, legal proceeding or claim based upon, arising out of or related to this Agreement, the Ancillary Agreements or the transactions contemplated hereby and thereby may be brought only against, the entities that are expressly named as parties and then only with respect to the specific obligations set forth herein with respect to such party and (b) with respect to each party, no past, present or future director, officer, employee, incorporator, member, partner, shareholder, agent, attorney, advisor, lender or representative or Affiliate of such named party shall have any liability (whether in contract or tort, at law or in equity or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named party or for any action, legal proceeding or claim based on, arising out of or related to this Agreement, the Ancillary Agreements or the transactions contemplated hereby and thereby. The provisions of this Section 11.13 are intended to be for the benefit of, and enforceable by the directors, officers, employees, incorporators, members, partners, stockholders, agents, attorneys, advisors, lenders and other representatives and Affiliates referenced in this Section 11.13 and each such Person shall be a third-party beneficiary of this Section 11.13.
11.14            No Third-Party Beneficiaries. Except as otherwise provided in Section 9.2, Section 9.3 and Section 11.13, no provision of this Agreement is intended to, or shall, confer any third-party beneficiary or other rights or remedies upon any Person other than the parties hereto.
11.15            Specific Performance. The parties recognize that their rights under this Agreement are unique and, accordingly, the parties shall, in addition to such other remedies as may be available to any of them at law or in equity, have the right to enforce their rights hereunder by actions for injunctive relief and specific performance, to the extent permitted by applicable Law, so long as the party seeking such relief is prepared to consummate the transactions contemplated by this Agreement. The parties agree that monetary damages would not be adequate compensation for any loss incurred by reason of a breach of the provisions of this Agreement and hereby agree to waive the defense in any action for specific performance that a remedy at law would be adequate. The parties waive any requirement for security or the posting of any bond or other surety in connection with any temporary or permanent award or injunctive, mandatory or other equitable relief.
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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

STAR BULK CARRIERS CORP.

By:______________________________________

Name: **Simos Spyrou**

Title: **co - Chief Financial Officer**

EXCEL MARITIME CARRIERS LTD.

By: ______________________________________

Name:

Title:

CHRISTINE SHIPCO HOLDINGS CORP.

By: ______________________________________

Name:

Title:

[Signature Page to Vessel Purchase Agreement]